 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1998

                                                      REGISTRATION NO. 333-60837
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 5 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                 EARTHWEB INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                     7310                   13-3899472
      (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
     INCORPORATION OR
       ORGANIZATION)

                                 3 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 725-6550
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JACK D. HIDARY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 EARTHWEB INC.
                                 3 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 725-6550
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                              WITH COPIES SENT TO:
       JOSEPH W. BARTLETT, ESQ.              WINTHROP B. CONRAD, JR., ESQ.
        MORRISON & FOERSTER LLP                  DAVIS POLK & WARDWELL
      1290 AVENUE OF THE AMERICAS                450 LEXINGTON AVENUE
     NEW YORK, NEW YORK 10104-0012             NEW YORK, NEW YORK 10017
            (212) 468-8000                          (212) 450-4000

                                ---------------

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------

THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A        +
+ REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + + SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+ OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT       +
+ BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + + THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + + SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + + UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ ANY SUCH STATE.                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS                   Subject to Completion

                          Dated November 10, 1998
2,100,000 Shares
[LOGO OF EARTHWEB INC.]
EARTHWEB INC.
Common Stock
(par value, $0.01 per share)

The shares of Common Stock offered hereby are being sold by EarthWeb Inc. ("EarthWeb" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

The Common Stock has been approved for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "EWBX," subject to the official notice of issue.

The Underwriters have reserved for sale, at the initial public offering price, shares of Common Stock for certain directors, officers, employees, friends and family of the Company who have expressed an interest in purchasing such shares of Common Stock in the Offering. See "Underwriting." Such persons are expected to purchase, in the aggregate, not more than 5% of the Common Stock offered in the Offering.

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------
           PRICE TO            UNDERWRITING        PROCEEDS TO
           PUBLIC              DISCOUNT (1)        COMPANY (2)
--------------------------------------------------------------
Per Share  $                   $                   $
--------------------------------------------------------------
Total (3)  $                   $                   $
--------------------------------------------------------------

(1)The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2)Before deducting expenses of the Offering payable by the Company estimated at $1,200,000.
(3)The Selling Stockholders have granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 315,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public and
Underwriting Discount will be $    and $    , respectively, and the proceeds to
the Selling Stockholders will be $   . See "Underwriting" and "Principal and
Selling Stockholders."

The shares of Common Stock are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common
Stock will be made against payment therefor on or about       , 1998, at the
offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York. J.P. MORGAN & CO.
           BEAR, STEARNS & CO. INC.
                                                   VOLPE BROWN WHELAN & COMPANY

                                                         WIT CAPITAL CORPORATION
                                                                 as e-Manager

     , 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                         PAGE
Prospectus Summary.....................    4
Risk Factors...........................    7
Use of Proceeds........................   16
Dividend Policy........................   16
Capitalization.........................   17
Dilution...............................   18
Selected Financial Data................   19
Management's Discussion and Analysis of
 Financial Condition and Results of Op-
 erations..............................   21
Business...............................   27

                                      PAGE
Management...........................  35
Principal and Selling Stockholders...  42
Certain Transactions.................  44
Description of Capital Stock.........  45
Shares Eligible for Future Sale......  48
Underwriting.........................  50
Legal Matters........................  52
Experts..............................  52
Available Information................  52
Index to Financial Statements........ F-1

UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                ---------------

This Prospectus contains various data related to the number of Internet users, the size of Internet commerce, the worldwide market for information technology products and services, the size of business-to-business Internet advertising and the size of the consumer related Internet advertising, all of which have been included in the studies prepared by the Internet market research firms of International Data Corporation, Forrester Research and Jupiter Communications. Such market data includes projections that are based on a number of assumptions. The assumptions include the following: (i) no catastrophic failure of the Internet; (ii) the worldwide economy will resume its expansion; (iii) Internet security will be adequately addressed; (iv) the number of people online and the total number of hours spent online will increase significantly over the next five years; (v) the use of the Internet will increase significantly in major foreign countries and some of such countries will adopt the U.S. style of advertising on the Internet; (vi) media advertising will continue to grow in all categories and online advertising will comprise an increased percentage of all media advertising; (vii) the value of online advertising dollars spent per online user hour will increase; (ix) non-technology industry Internet advertising will increase; (x) the download speed of content will increase dramatically; and (xi) a proliferation of Internet access devices other than the PC (e.g., PC/television sets). If any one or more of the foregoing assumptions turns out to be incorrect, the projections based on such assumptions may be materially different from actual results. There can be no assurance that the actual size of the Internet-related markets and products will grow over the next three to four years at the rates projected by International Data Corporation, Forrester Research or Jupiter Communications, or at all, and lack of growth at such projected rates may have a material adverse effect on the Company's business, results of operations and financial condition.

                               PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes (i) the conversion (the "Preferred Stock Conversion") of 653,111 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share ("Series A Preferred Stock") into 1,273,566 shares of Common Stock and 598,086 shares of the Company's Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock") (collectively, the "Preferred Stock") into 1,166,267 shares of Common Stock, (ii) a 0.65 for 1.00 reverse stock split (the "Reverse Stock Split") of the Company's Common Stock to be effected prior to the effectiveness of the Registration Statement of which this Prospectus forms a part, and (iii) no exercise of the over-allotment option for 315,000 shares of Common Stock granted to the Underwriters by certain stockholders of the Company. See "Underwriting."

                                  THE COMPANY

EarthWeb Inc. ("EarthWeb" or the "Company") is the leading provider of Internet-based online services to the information technology ("IT") community worldwide. The Company's integrated business-to-business online services address the needs of IT professionals for content, community and commerce. EarthWeb's content offerings include a wide range of technical materials, such as resource directories, tutorials and a reference library, which enhance the ability of IT professionals to perform their job functions. Its community areas, such as bulletin boards and question and answer services, allow users to help one another solve technical problems and share information. Its commerce services provide a single online source for IT professionals to purchase specialized software and other products. EarthWeb's online services also offer a channel through which advertisers and vendors can efficiently and effectively target what the Company believes to be the largest aggregation of IT professionals worldwide. As a global intermediary for IT professionals, advertisers and vendors, EarthWeb is positioned as a trusted third party that offers an integrated environment where these constituencies can share information, interact with one another and transact business. EarthWeb believes that none of the companies which it considers its competitors offer the depth and range of online services provided by the Company.

EarthWeb's online services address the needs of IT professionals across various segments of the IT industry. EarthWeb's flagship service, developer.com, focuses primarily on the software development and Internet segments. Developer.com features a vast collection of online resources, including the full text of more than 150 technical books, over 300 exclusive technical articles, over 375 proprietary tutorials, and access to over 150,000 technical resources. EarthWeb has also obtained the online rights to over 3,000 additional technical books that are expected to be added to its online reference library. Developer.com's Gamelan directory is the industry-recognized site for Java resources. The Company recently acquired datamation.com ("Datamation"), a leading resource for IT enterprise managers providing case studies, technical articles and technology assessment tools, substantially all of which are proprietary assets of the Company. EarthWeb's online services also include intranetjournal.com, a site for intranet managers, javascripts.com, a resource for JavaScript developers, and jars.com, a site providing ratings and reviews of Java and other code. EarthWeb's unique blend of online services currently attracts an average of over 1.4 million users a month to its online services and the email version of EarthWeb's Journal, featuring highlights from the Company's online services, currently has over 305,000 subscribers.

IT professionals have become more specialized and have grown in number as the pace and complexity of technological change has increased. IT professionals today play a central role in many organizations because their ability to deploy and integrate new information technologies is essential to executing business strategy and maintaining competitiveness. Organizations are increasingly adopting technologies such as client/server architectures, data warehousing, Internet/intranet applications and object-oriented software development. These and other technologies have continued to fuel the growth in the worldwide market for IT products and services, which is forecasted to grow from an estimated $717 billion in 1997 to $1.1 trillion in 2001, according to International Data Corporation ("IDC"). IT spending in 1997 in North America, Western Europe and Japan is estimated by IDC to be 41%, 28% and 14%, respectively, of total global IT spending. EarthWeb believes, based on industry estimates, that the number of IT professionals worldwide is approximately 15 million and will continue to grow.

EarthWeb leverages the interactive nature of the Internet to serve as an intermediary between IT professionals, business and consumer advertisers and vendors. Business-to-business Internet advertising is forecasted by Forrester Research, Inc. ("Forrester") to increase from an estimated $290 million in 1998 to $2.6 billion in 2002 and consumer-oriented Internet advertising is forecasted by Jupiter Communications to increase from an estimated $1.9 billion to $7.7 billion in the same period. Internet commerce is forecasted by IDC to grow from an estimated $12.4 billion in 1997 to $239.5 billion in 2001, with the business-to-business component growing from an estimated $7.3 billion to $179.4 billion in the same period. The Company uses advanced Internet technologies to enable its advertisers to target their advertisements to specific user groups and to measure the effectiveness of their advertisements. EarthWeb also provides an online channel for large and small vendors to sell specialized software and other products. This online channel offers IT professionals a wide selection of products which they can purchase via secure online transactions, many of which can be downloaded directly.

EarthWeb seeks to maintain and strengthen its position as the leading provider of online services to IT professionals worldwide. The Company intends to extend its online services model across various segments of the IT industry, promote EarthWeb and its other online brands, grow existing revenue streams, add new revenue streams, pursue strategic acquisitions and expand internationally. In implementing its growth strategy, the Company has launched ITknowledge.com, a new subscription-based online service offering premium content for IT professionals.

EarthWeb was incorporated in New York in April 1996, commenced operations on October 25, 1996 and was reincorporated in Delaware in June 1997. The Company was formerly known as IdentiNet, Inc., which was incorporated in October 1994. IdentiNet, Inc. was merged into IdentiNet LLC, a newly formed LLC, on May 31, 1995. IdentiNet LLC changed its name to EarthWeb LLC effective November 24, 1995. EarthWeb LLC transferred substantially all of its assets and liabilities to EarthWeb on October 25, 1996 in exchange for 2,925,000 shares of Common Stock, which at such time represented all of the issued and outstanding Common Stock. References to "EarthWeb" or the "Company" in this Prospectus which refer to the period prior to October 25, 1996 are to the Company's predecessors. From its inception in 1994 until mid-1997, EarthWeb primarily developed and maintained Web sites and online commerce infrastructures for its customers. The Company's principal executive office is located at 3 Park Avenue, New York, New York 10016 and its telephone number at such location is (212) 725-6550. The Company's corporate Web site address is http://www.earthweb.com. Information contained on the Company's Web site is not part of this Prospectus.

                                  THE OFFERING

COMMON STOCK OFFERED BY THE
 COMPANY(1).................... 2,100,000 shares
COMMON STOCK TO BE OUTSTANDING
 AFTER THE OFFERING(2)......... 7,903,761 shares
USE OF PROCEEDS................ General corporate purposes, including expansion of sales and marketing capabilities, possible
                                strategic acquisitions or investments,
                                international expansion and working capital
                                requirements. See "Use of Proceeds."
PROPOSED NASDAQ SYMBOL......... "EWBX"

-------
(1) Assumes no exercise of the Underwriters' over-allotment option granted by the Selling Stockholders.
(2) Based on shares of Common Stock outstanding as of November 9, 1998, including the shares issued as a result of the Preferred Stock Conversion. Does not include 795,000 (subject to an annual increase) and 159,000 (subject to an annual increase) shares of Common Stock reserved for issuance pursuant to the Company's stock plans, of which options to purchase 500,592 shares were outstanding and 27,560 were exercisable. See "Management--Benefit Plans."

                                  RISK FACTORS

See "Risk Factors" for a discussion of certain considerations relevant to an investment in the Common Stock.

                             SUMMARY FINANCIAL DATA

The following table sets forth summary financial data of the Company that is derived from the financial statements of the Company. The data should be read in conjunction with the financial statements and related notes and other financial information included therein.

                          ------------------------------------------------------------
                                                                      NINE MONTHS
                              YEARS ENDED DECEMBER 31,           ENDED SEPTEMBER 30,
                          ----------------------------------   -----------------------
                                1995        1996        1997         1997         1998
                              ------      ------     -------       ------      -------
                                                                      (UNAUDITED)
Dollars in thousands,
 except share and per
 share data
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $      --   $      472  $    1,135  $       786  $     1,918
Gross profit (deficit)..         --          158        (223)        (161)         524
Loss from continuing
 operations(1)..........        (705)     (2,004)     (5,437)      (3,829)      (5,272)
Net loss................        (640)     (2,046)     (7,821)      (5,009)      (5,272)
Basic and diluted net
 loss per share from
 continuing operations..       (0.24)      (0.69)      (1.86)       (1.31)       (1.72)
Basic and diluted net
 loss per share.........  $    (0.22) $    (0.70) $    (2.67) $     (1.71) $     (1.72)
Weighted average shares
 outstanding used in
 computing basic and
 diluted net loss per
 share..................   2,925,000   2,925,000   2,925,000    2,925,000    3,072,387
Pro forma basic and
 diluted net loss per
 share from continuing
 operations(2)..........                          $    (1.13)              $     (0.96)
Pro forma basic and
 diluted net loss per
 share(2)...............                          $    (1.63)              $     (0.96)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share(2)...............                           4,812,055                 5,513,819

                                                      --------------------------
                                                        AS OF SEPTEMBER 30, 1998
                                                        ACTUAL   AS ADJUSTED (3)
                                                      ---------- ---------------
                                                             (UNAUDITED)
Dollars in thousands
BALANCE SHEET DATA:
Cash and cash equivalents............................     $2,643         $26,832
Working capital......................................      1,460          25,649
Total assets.........................................      7,536          31,725
Stockholders' equity.................................      4,957          29,146

-------
(1) From its inception in 1994 until mid-1997, EarthWeb primarily developed and maintained Web sites and online commerce infrastructures for its customers. During this period, substantially all of the Company's revenues were derived from development contracts, maintenance fees and software license fees. During 1996, the Company began developing its business of online services for IT professionals. The Company's software products and professional services divisions were discontinued in 1997 and have been recorded as discontinued operations for all periods.
(2) The pro forma per share amounts are computed by using the sum of the weighted average number of shares of Common Stock and the shares issued as a result of the Preferred Stock Conversion.
(3) Based on shares outstanding as of September 30, 1998, which includes the conversion of 1,251,197 shares of Preferred Stock into 2,439,833 shares of Common Stock and gives effect to the sale of 2,100,000 shares of Common Stock offered hereby (assuming an initial offering price of $13.00), but excludes:
(i) 500,592 shares of Common Stock issuable upon exercise of options outstanding under the Stock Plan, as of November 9, 1998, at a weighted average exercise price of $4.45 per share; and (ii) 294,408 (subject to an annual increase) and 159,000 (subject to an annual increase) shares of Common Stock reserved for future issuance under the 1998 Stock Incentive Plan and the Stock Purchase Plan, respectively, each of which will become effective upon the Offering. See "Management--Benefit Plans" and "Description of Capital Stock."

                                  RISK FACTORS

In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors when evaluating an investment in the Common Stock being offered hereby.

EXTREMELY LIMITED OPERATING HISTORY; ANTICIPATED LOSSES

Although EarthWeb commenced operations in October 1994, it did not begin operating its current business of providing online services to IT professionals until October 1995 and did not begin generating advertising revenues until June 1996. Accordingly, EarthWeb has an extremely limited operating history upon which an evaluation of the Company can be based, and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. Such risks include the failure to continue to develop and extend the Company's online service brands, the rejection of the Company's services by Internet users, vendors or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, the development of similar or superior services or products by competitors, the failure of the market to adopt the Internet as an advertising medium, the failure to successfully sell Internet advertising through the Company's recently developed internal sales force, reductions in market prices for Internet advertising as a result of competition or other factors, the inability of the Company to integrate effectively the technology and operations of any acquired businesses or technologies with its operations and the inability to identify, attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks and the failure of the Company to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

As of September 30, 1998, EarthWeb had an accumulated deficit of $13.6 million. Although the Company has experienced revenue growth in recent periods, there can be no assurance that the revenues of the Company will continue at their current level or increase in the future. The Company has not achieved profitability on a quarterly or annual basis to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The Company currently expects to increase its operating expenses significantly, expand its sales and marketing operations and continue to develop and extend its online services. To the extent that such expenses precede or are not subsequently followed by increased revenues, EarthWeb's business, results of operations and financial condition could be materially and adversely affected.

The extremely limited operating history of EarthWeb and the uncertain nature of the markets addressed by the Company make the prediction of future results of operations difficult or impossible and, therefore, the recent revenue growth experienced by the Company should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. The Company believes that period-to-period comparisons of its results of operations are not meaningful and that the results for any period should not be relied upon as an indication of future performance.

DEVELOPING MARKET; UNPROVEN ACCEPTANCE OF THE COMPANY'S ONLINE SERVICES

The market for the Company's online services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, demand and market acceptance for recently introduced services is subject to a high level of uncertainty and risk. Because the market for the Company's online services is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. There can be no assurance either that the market for the Company's online services will continue to develop or become sustainable. If use of its online services fails to continue to grow, the Company's ability to establish other online services would be materially and adversely affected. In addition, EarthWeb's business strategy includes extending its online services model to additional segments of the IT industry. However, there can be no assurance that the Company will be successful in its efforts.

DEPENDENCE ON CONTINUED GROWTH IN THE USE OF THE INTERNET; DEPENDENCE ON INTERNET INFRASTRUCTURE

The Company's future success is substantially dependent upon continued growth in the use of the Internet to support the sale of advertising on the Company's online services and in the acceptance and volume of commerce transactions on the Internet. There can be no assurance that the number of Internet users will continue to grow or that commerce over the Internet will become more widespread. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, lack of access and ease of use, congestion of traffic, inconsistent quality of service and lack of availability of cost-effective, high-speed service, potentially inadequate development of the necessary infrastructure, excessive governmental regulation, uncertainty regarding intellectual property ownership or timely development and commercialization of performance improvements, including high speed modems. See "--Online Security Risks;--Intellectual Property; and--Government Regulation and Legal Uncertainties."

EarthWeb's success also depends upon, among other things, the continued development and maintenance of a viable Internet infrastructure to support the continued growth in the use of the Internet. The maintenance and improvement of this infrastructure will require timely development of products, such as high speed modems and communications equipment, to continue to provide reliable Internet access and improved content. The current Internet infrastructure may not be able to support an increased number of users or the increased bandwidth requirements of users, and, as such, the performance or reliability of the Internet may be adversely affected. Furthermore, the Internet has experienced certain outages and delays as a result of damage to portions of its infrastructure. Similar outages and delays in the future, including those resulting from Year 2000 problems, could adversely affect the level of traffic on the Company's online services. The effectiveness of the Internet may decline due to delays in the development or adoption of new standards and protocols (for example, the next-generation Internet protocol) designed to support increased levels of activity. There can be no assurance that the infrastructure or products or services necessary to ensure the continued expansion of the Internet will be developed, or that the Internet will become a viable commercial medium for advertisers. If the necessary infrastructure, standards, protocols, products, services or facilities are not developed, or if the Internet does not become a viable commercial medium, EarthWeb's business, results of operations and financial condition could be materially and adversely affected. Even if such infrastructure, standards or protocols or complementary products, services or facilities are developed, there can be no assurance that the Company will not be required to incur substantial expenditures in order to adapt its services to changing or emerging technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

RELIANCE ON ADVERTISING REVENUES AND UNCERTAIN ADOPTION OF THE INTERNET AS AN ADVERTISING MEDIUM

EarthWeb presently derives substantially all of its revenues from the sale of advertisements on its online services under short-term contracts. Most of the Company's advertising customers have only limited experience with the Internet as an advertising medium, have not devoted a significant portion of their advertising expenditures to Internet advertising and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. The Company's ability to generate significant advertising revenues will depend upon, among other factors, advertisers' acceptance of the Internet as an effective and sustainable advertising medium, the development of a large base of users of the Company's online services possessing demographic characteristics attractive to advertisers and the ability of the Company to maintain effective advertising delivery and measurement systems. No standards have yet been widely accepted for the measurement of the effectiveness of Internet advertising, and there can be no assurance that such standards will develop sufficiently to support Internet advertising as a significant advertising medium. In addition, there can be no assurance that advertisers will determine that banner advertising, which comprises substantially all of the Company's revenues, is an effective or attractive advertising medium, and there can be no assurance that the Company will effectively transition to any other forms of Internet advertising, should they develop.

Certain advertising filter software programs are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by users, may have a materially adverse effect upon the viability of advertising on the Internet. The Company relies primarily on its in-house advertising sales force for domestic advertising sales, which involves additional risks and uncertainties, including risks associated with the recruitment, retention, management, training and motivation of sales personnel. As a result of the foregoing, there can be no assurance that the Company will sustain or increase current advertising sales levels. Failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, there is intense competition in the sale of advertising on the Internet, including competition from Internet portals and other high-traffic sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services. As a result, future levels of Internet advertising revenues that will be realized generally or by any specific company are difficult to project. Competition among current and future suppliers of Internet navigational services or Web sites and advertising networks, as well as competition with other traditional media for advertising placements, could result in significant price competition, reduced pricing for Internet advertising and reductions in the Company's advertising revenues.

DEPENDENCE ON A LIMITED NUMBER OF ADVERTISERS

EarthWeb's revenues to date have been derived from a limited number of customers which advertise on EarthWeb's services and the Company expects that a limited number of advertisers will continue to account for a significant portion of the Company's revenues. In particular, Microsoft and IBM accounted for approximately 14% and 10%, respectively, of the Company's revenues for the nine months ended September 30, 1998 and the Company's top 20 advertisers accounted for an aggregate of approximately 59% of the Company's revenues during the same period. Both Microsoft and IBM advertised on EarthWeb's online services during the year ended December 31, 1997, but revenues from each accounted for less than 10% of the Company's revenues during such period. Moreover, advertisements delivered by the Company are typically sold pursuant to purchase order agreements which are subject to cancellation. There can be no assurance that current advertisers will continue to purchase advertising from the Company or that the Company will be able to successfully attract additional advertisers. The loss of one or more of the advertisers that represent a material portion of the revenues generated could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the non-payment or late payment of amounts due by a significant advertiser could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

The market for Internet-based online services is relatively new, intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of online services competing for users' attention and spending has proliferated because of, among other reasons, the absence of substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company competes with other companies who have particular sections of their Web sites directed at certain segments or sub-segments of the IT professional community, such as Ziff-Davis (InternetUser), CNET (builder.com and activex.com), CMP (TechWeb), Mecklermedia (webdeveloper.com), Wired Digital (Webmonkey) and IDG (Javaworld). The Company also competes for circulation and advertising impressions with general interest portal and destination sites as well as traditional media. With respect to sales of products, the Company competes with traditional retailers of such products, such as book, software and online retail stores.

Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than the Company. There can be no assurance that the Company will be able to compete successfully against its current or future competitors.

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS; SEASONALITY

As a result of the Company's extremely limited operating history, the Company does not have historical financial data for a significant number of periods on which to base planned operating expenses. The Company's expense levels are based in part upon its expectations concerning future revenue and, to a large extent, are fixed. Quarterly revenues and operating results depend substantially upon the advertising revenues received within the quarter, which are difficult to forecast accurately. Accordingly, the cancellation or deferral of a small number of advertising contracts could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to the Company's expectations would have an immediate adverse effect on the Company's business, results of operations and financial condition.

The Company's results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include, without limitation, the level of usage of the Internet, demand for Internet advertising, the addition or loss of advertisers, the level of user traffic on EarthWeb's online services, economic conditions specific to the Internet industry and online media and economic conditions generally. Management believes that its revenues are also subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarter of each year. As a strategic response to the foregoing, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

Due to the foregoing factors, among others, the Company's quarterly operating results may fall below the expectations of securities analysts and investors in the future. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected.

RISKS ASSOCIATED WITH BRAND DEVELOPMENT

EarthWeb believes that establishing and maintaining brand identity of its several brands is a critical aspect for attracting and expanding its targeted Internet-based audience and that the importance of brand recognition will increase due to the growing number of Internet online services. Promotion and enhancement of EarthWeb's brands will depend largely on the Company's success in continuing to provide high quality online services, which cannot be assured. If users do not perceive the Company's existing online services to be of high quality, or if the Company introduces new online services or enters into new business ventures that are not favorably received by users, the Company will risk diluting its brands and decreasing the attractiveness of its audiences to advertisers. Furthermore, in order to attract and retain Internet users and to promote and maintain its brands in response to competitive pressures, the Company may find it necessary to increase substantially its financial commitment to creating and maintaining a distinct brand loyalty among users. If the Company is unable to provide high quality online services, or otherwise fails to promote and maintain its brands, or if the Company incurs excessive expenses in an attempt to improve its online services, or promote and maintain its brands, the Company's business, results of operations and financial condition could be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

EarthWeb's performance is substantially dependent on the performance of its senior management and key technical personnel. In particular, the Company's success depends substantially on the continued efforts of Jack D. Hidary and William Gollan. The Company has acquired key person life insurance on only certain members of its senior management personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company's future success also depends upon its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain highly qualified technical and managerial personnel either currently or in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material and adverse effect upon the Company's business, results of operations and financial condition.

MANAGEMENT OF GROWTH

The Company's recent growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. To manage its future growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The Company also currently intends to establish or acquire additional services which will create additional operational and management complexities. In addition, the Company expects that its operational and management systems will face increased strain as a result of the expansion of its services into new segments of the IT industry. There can be no assurance that the Company will be able to manage effectively the expansion of its operations, that the Company's systems, procedures and controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to fully exploit market opportunities for the expansion of the Company's online services. Any inability to manage growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

Since EarthWeb commenced its current business in 1996, its strategy has included the acquisition of certain assets of Internet-based content providers to enhance its current online services and the Company expects to continue this strategy in the future. The continued growth of EarthWeb will depend in part on its ability to identify suitable acquisition candidates and to acquire them on appropriate terms. Any such acquisitions would be accompanied by the risks commonly encountered in such transactions, including the difficulty of assimilating the technology, operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls, procedures and policies, and the potential unknown liabilities associated with acquired businesses. There can be no assurance that the Company will be able to identify candidates that it deems suitable for acquisition or that the Company will be able to consummate desired acquisitions on terms acceptable to it or that it will be successful in integrating the acquired companies. If realized, any of these risks could have a material and adverse effect upon the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

A key part of the Company's strategy is to develop its online service brands in international markets. To date, the Company has only limited experience in developing localized versions of its online services and in marketing and operating its online services internationally. The Company intends to enter into relationships with foreign business partners. If the international revenues are not adequate to offset investments in international activities, the Company's business, results of operations and financial condition could be materially adversely affected. The Company may experience difficulty in managing international operations because of distance, as well as language and cultural differences, and there can be no assurance that the Company or its future foreign business associates will be able to successfully market and operate its online services in foreign markets. The Company also believes that, in light of substantial anticipated competition, it will be necessary to implement its business strategy quickly in international markets to obtain a significant share of the market, and there can be no assurance that the Company will be able to do so. In addition to the uncertainty of the Company's ability to continue to generate revenues from its foreign operations and expand its international presence, certain risks are inherent in transacting business on an international level, such as unexpected changes in regulatory requirements, export restrictions, trade barriers, difficulties in staffing and managing foreign operations, political instability, fluctuations in currency exchange and adverse tax consequences. The occurrence of any of these risks could adversely impact the success of the Company's international operations and, as a result, have a material adverse effect on the Company's future international operations and, consequently, on the Company's overall business, results of operations and financial condition.

DEPENDENCE ON CONTENT PROVIDERS

EarthWeb's success depends upon its ability to provide a wide range of in-depth content. The markets for EarthWeb's online services are characterized by rapidly changing technology, emerging industry standards and the rapidly changing needs of EarthWeb's targeted audience. EarthWeb relies on a number of publishers of technical materials, its vendors and the users of its online services for the continuing provision of up-to-date content. No single content provider is material to the Company's operations. However, there can be no assurance that the publishers of technical materials with which the Company currently maintains relationships, EarthWeb's current vendors or the current users of EarthWeb's online services will continue to provide the Company with a similar flow of content in terms of quality or quantity, or at all, or that they will continue to do it on the same terms as before. If the flow of content for EarthWeb's online services decreases either in terms of quality or quantity, or ceases completely, the Company's business, results of operations and financial condition could be materially adversely affected.

DEPENDENCE ON STRATEGIC ALLIANCES

The Company relies on strategic alliances with, among others, Sun Microsystems, IBM, Microsoft, CMP, Ziff-Davis, MacMillan and Netscape to attract users to its online services and to attract paid advertising to its online services. There can be no assurance that these relationships will continue beyond their initial terms or that the Company will develop additional third party alliances on acceptable commercial terms, if at all. No one of these strategic alliances is individually material to the Company's operations. However, the inability of the Company to maintain current strategic relationships generally or develop new strategic relationships could have a material adverse affect on the Company's business, results of operation and financial condition.

RISK OF CAPACITY CONSTRAINTS AND SYSTEMS FAILURES

The performance of EarthWeb's online services is critical to the Company's reputation, its ability to attract advertisers to the Company's services and achieving market acceptance of its online services. Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of the Company's online services could result in decreased usage of the Company's services and, if sustained or repeated, could reduce the attractiveness of the Company's online services to its users, vendors and advertisers. An increase in the volume of queries conducted through the Company's online services could strain the capacity of the software or hardware employed by the Company, which could lead to slower response time or system failures, and adversely affect the Company's advertising revenues. The

Company also faces technical challenges associated with higher levels of personalization and localization of content delivered to users of its online services.

The process of managing advertising within large, high traffic Internet online services such as the Company's is an increasingly important and complex task. The Company relies on both internal and licensed third party advertising inventory management and analysis systems. To the extent that any extended failure of the Company's advertising management system results in incorrect advertising insertions, the Company may be exposed to "make good" obligations to its advertising customers. By displacing advertising inventory, such obligations could defer advertising revenues and thereby have a material adverse effect on the Company's business, results of operations and financial condition. The Company's operations are dependent in part upon its ability to protect its operating systems against physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of the Company's online services, which could have a material adverse effect on the Company's business, results of operations and financial condition.

ONLINE SECURITY RISKS

The Company is potentially vulnerable to attempts by unauthorized computer users ("hackers") to penetrate the Company's network security. If successful, such individuals could misappropriate proprietary information or cause interruptions in the Company's online services. The Company may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. In addition to security breaches, inadvertent transmission of computer viruses could expose the Company to risk of loss or litigation and possible liability. Continued concerns over the security of Internet transactions and the privacy of the users may also inhibit the growth of the Internet generally as a means of conducting commercial transactions.

INTELLECTUAL PROPERTY

Legal standards relating to the validity, enforceability and scope of protection of certain intellectual property rights in Internet-related industries are uncertain and still evolving, and no assurance can be given as to the future viability or value of any intellectual property rights of the Company or other companies within the IT industry. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate or that third parties will not infringe or misappropriate the Company's proprietary rights. Any such infringement or misappropriation, should it occur, could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company. The Company anticipates that it may be subject to claims in the ordinary course of its business, including claims of alleged infringement by the Company of the trademarks and other intellectual property rights of third parties due to the dissemination of the Company's content or the provision of access by the Company's online services to content made available by third parties. Such claims and any resultant litigation, should it occur, could subject the Company to significant liability for damages and could result in invalidation of the Company's proprietary rights and, even if not meritorious, could be time-consuming and expensive to defend, and could result in the diversion of management time and attention, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

EarthWeb regards substantial elements of its online services as proprietary and attempts to protect them by relying on service mark, trade dress, copyright and trade secret laws and restrictions on disclosure and transferring title. The Company currently has no patents or patents pending for its online services and does not anticipate that patents will become a significant part of the Company's intellectual property in the foreseeable future. The Company also enters into confidentiality agreements with its employees, consultants, vendors and customers, license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. The Company pursues the registration of its service marks in the United States and internationally, and has obtained United States service mark registrations for "EarthWeb" and its related logo (the "Fang Logo Design"), has been assigned "Plugin Datamation" and "Datamation" and has applied for the registration of certain additional service marks, including developer.com and developer direct. Effective trademark, copyright and trade secret protection may not be available in every country in which the Company's online services are distributed or made available through the Internet. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, service marks, trade dress and similar proprietary rights.

The Company has licensed in the past, and it expects that it may license in the future, certain elements of its distinctive trademarks, service marks, trade dress, trade secrets and similar proprietary rights to third parties, including in connection with the Company's online services that may be operated by third parties. While the Company attempts to ensure that the quality of its several brands is maintained by such licensees, no assurance can be given that such licensees will not take actions that could materially and adversely affect the value of the Company's proprietary rights or the reputation of its online services, either of which could have a material adverse effect on the Company's business, results of operation and financial condition. Also, the Company is aware that third parties have from time to time copied significant portions of developer.com directory listings for use in competitive Internet navigational tools and services, and there can be no assurance that the distinctive elements of developer.com can be protected under copyright law.

YEAR 2000 COMPLIANCE

The Year 2000 issue involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that contain time-sensitive software may recognize a date using two digits of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar ordinary business activities.

EarthWeb believes that its internal software and hardware systems will function properly with respect to dates in the year 2000 and thereafter and has completed its internal IT and non-IT assessment. The Company expects to incur no significant costs in the future for Year 2000 problems. Nonetheless, there can be no assurance in this regard until such systems are operational in the Year 2000. The Company has contacted all of its significant suppliers to determine the extent to which the Company's systems are vulnerable to those third parties' failure to make their own systems Year 2000 compliant. The Company was informed by such suppliers that their systems are Year 2000 compliant. Additionally, any Year 2000 problems experienced by the Company's advertising customers could affect the placement of advertisements on the Company's online services. In the event any of the Company's suppliers or vendors prove not to be Year 2000 compliant, the Company believes that it could find a replacement vendor or supplier which is Year 2000 compliant without significant delay or expense. However, if substantially all of the Company's suppliers and vendors prove not to be Year 2000 compliant and if the Company experiences difficulties in finding replacement vendors, then, as a result, the Company's business could be materially adversely affected. The failures to correct material Year 2000 problems by the Company's suppliers and vendors could result in an interruption in, or a failure of, certain normal business activities or operations of the Company. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting from the uncertainty of the Year 2000 readiness of third-party suppliers and vendors, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.

LIABILITY FOR INFORMATION SERVICES

Because content made available by third parties may be downloaded by the online services operated or facilitated by the Company and may be subsequently distributed to others, there is a potential that claims will be asserted against the Company for defamation, negligence or personal injury, or based on other theories due to the nature of such content. Such claims have been brought, and sometimes successfully asserted, against online service providers in the past. In addition, the Company could be exposed to liability with respect to the selection of listings that may be accessible through the Company's online services or through content and materials that may be posted by users in classifieds, bulletin board or chat room services offered by the Company. Such claims may include, among others, claims that by providing hypertext links to Internet sites operated by third parties, the Company is liable for wrongful actions by such third parties through such Internet sites. It is also possible that users could make claims against the Company for losses incurred in reliance on information provided on the Company's online services. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to fully indemnify the Company. Any imposition of liability or legal defense expenses that are not covered by insurance or are in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

Since few laws or regulations currently are directly applicable to access or commerce on the Internet, the Company is not subject to direct government regulation, other than regulations applicable to businesses generally. However, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governmental organizations and, as a result, a number of laws or regulations may be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. It is also uncertain as to how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's online services, increase the cost of the Company doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

BROAD DISCRETION IN USE OF PROCEEDS

The Company intends to use the net proceeds from the sale offered hereby for general corporate purposes, including expanding its sales and marketing capabilities, possible strategic acquisitions, international expansion and working capital requirements. Accordingly, management will have significant flexibility in applying the net proceeds of this Offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds."

CONCENTRATION OF STOCK OWNERSHIP

As of November 9, 1998, the present directors, executive officers, greater than 5% stockholders and their respective affiliates beneficially owned approximately 74% of the outstanding Common Stock of the Company, after giving effect to the Offering and the Preferred Stock Conversion. As of November 9, 1998, Warburg, Pincus Ventures, L.P. ("Warburg") beneficially owned approximately 31% of the outstanding Common Stock of the Company, after giving effect to the Offering and the Preferred Stock Conversion. As a result of their ownership, the directors, executive officers, greater than 5% stockholders (including Warburg) and their respective affiliates collectively are able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market after the closing of the Offering, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. Upon completion of the Offering, there will be 7,903,761 shares of Common Stock outstanding (regardless of whether or not the Underwriters' over-allotment option is exercised but assuming no exercise of outstanding options). Of these shares, the 2,100,000 shares sold in the Offering (2,415,000 shares, if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining shares will be "restricted securities" (the "Restricted Shares") as that term is defined under Rule 144, and may not be publicly resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from such registration requirements, including that provided by Rule 144. The Company and the stockholders, officers and directors of the Company have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus they will not (i) offer, sell, contract to sell or otherwise dispose of Common Stock or any securities of the Company which are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive Common Stock or any such substantially similar securities or (ii) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of Common Stock or any securities substantially similar to the Common Stock (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus and the issuance of Common Stock in connection with the transactions described in this Prospectus), without the prior written consent of J.P. Morgan Securities Inc. See "Underwriting." After giving effect to these contractual restrictions, an aggregate of 2,444,796 shares of Common Stock (including 2,481 shares previously issued upon exercise of vested stock options), will be eligible for sale in the public market, subject to Rule 144. Additionally, following such period, 5,798,798 shares of Common Stock may be sold in the public market through the exercise of demand and piggyback registration rights held by certain of the Company's current stockholders. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

The Company intends to register on a Form S-8 registration statement under the Securities Act, during the 180-day lock-up period, a total of 795,000 and 159,000 shares of Common Stock reserved for issuance under the Company's stock plans, none of which may be sold for a period of 180 days subsequent to the completion of the Offering. As of November 9, 1998, there were outstanding options to purchase 500,592 shares of Common Stock, of which 27,560 were exercisable under the Stock Plan. Future substantial sales of Common Stock in the public market following this Offering, the expectation of such sales or the availability of shares for sale, could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Management--Benefit Plans."

NO PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price of the Common Stock has been determined through negotiations between the Company and the Representatives (as hereinafter defined), and may not be indicative of future market prices. See "Underwriting." There can be no assurance that the market price of the Common Stock will not be highly volatile or that it will not decline below the initial public offering price. Factors such as variations in the Company's financial results, earnings, estimates by securities analysts, fluctuations in the stock prices of the Company's competitors, any loss of key management, adverse regulatory actions or decisions, announcements of extraordinary events such as litigation or acquisitions or changes in pricing policies by the Company or its competitors, as well as changes in the market for the Company's online services and general economic, political and market conditions, may have a significant effect on the market price for the Common Stock.

Upon commencement of the Offering, the Common Stock will be quoted on Nasdaq which has experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

DILUTION

The public offering price is substantially higher than the pro forma net tangible book value per share of the Common Stock. Assuming a public offering price of $13.00 per share, investors purchasing shares of Common Stock in the Offering, based upon the pro forma net tangible book value per share of Common Stock as of September 30, 1998 of $3.54, will incur immediate and substantial dilution in the amount of $9.46 per share. See "Dilution."

ABSENCE OF DIVIDENDS

The Company anticipates that earnings will be retained for the development of the Company's business and that no cash dividends will be declared on the Common Stock in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER PROVISIONS

Certain provisions of the Delaware General Corporation Law (the "DGCL") and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws may delay, discourage or prevent a change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions also may render the removal of directors and management more difficult, may discourage bids for Common Stock at a premium over the market price and may adversely affect the market price and the voting and other rights of the holders of Common Stock. The Company's Amended and Restated By-Laws place certain restrictions on who may call a special meeting of stockholders, and all amendments to the Amended and Restated By-Laws must be approved by either the holders of 66.66% of the outstanding capital stock of the Company entitled to vote in the elections to the Board of Directors or by a majority of the Board of Directors. In addition to the Common Stock, the Company's Amended and Restated Certificate of Incorporation authorizes the issuance of up to 2,000,000 shares of preferred stock without designation. The Board of Directors will have the authority without action by the Company's stockholders to fix the rights, privileges and preferences of, and to issue shares of, such preferred stock, which may have the effect of delaying, deterring or preventing a change in control of the Company. Further, the Company's Amended and Restated Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors serving staggered 3 year terms. This classification provision could have the effect of discouraging a third party from attempting to gain control of the Company and it may only be amended by holders of 66.66% of the outstanding capital stock of the Company entitled to vote in the elections to the Board of Directors. See "Description of Capital Stock--Undesignated Preferred Stock," "--Delaware Law" and "--Anti-Takeover Provisions."

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the 2,100,000 shares of Common Stock being offered hereby (at an assumed initial public offering price of $13.00 per share) are estimated to be approximately $24,189,000 (regardless of whether or not the Underwriters' over-allotment option is exercised), after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company.

The Company expects to use such net proceeds for general corporate purposes, including expansion of its sales and marketing capabilities, possible strategic acquisitions or investments and working capital requirements. The Company evaluates potential strategic acquisitions or investments, but at the present time the Company has no understandings, commitments or agreements with respect to any such acquisition or investment. Pending such uses, the Company intends to invest the net proceeds from the Offering in United States government securities and investment-grade, interest-bearing instruments. The Company has made no material commitments or allocations for the net proceeds, and the use of the proceeds will depend upon developments and opportunities in the Company's business and the Internet industry in general.

The foregoing represents the Company's present intentions based upon its present plans and business conditions. The occurrence of certain unforeseen events or changed business conditions, however, could result in the application of the proceeds of the Offering in a manner other than as described in this Prospectus. See "Risk Factors--Broad Discretion in Use of Proceeds."

The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

The Company has never declared or paid any cash dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company currently intends to retain any earnings to finance the expansion and development of the business. Any future determination of the payment of dividends will be made at the discretion of the Board of Directors of the Company based upon conditions then existing, including the Company's earnings, financial condition and capital requirements as well as such economic and other conditions as the Board of Directors may deem relevant.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company (i) on an actual basis as of September 30, 1998, and (ii) adjusted to reflect the Preferred Stock Conversion and to give effect to the sale of 2,100,000 shares of Common Stock offered hereby (assuming an initial offering price of $13.00). This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                   ----------------------------
                                                   AS OF SEPTEMBER 30, 1998
                                                       ACTUAL     AS ADJUSTED
                                                   ------------  --------------
Dollars in thousands, except share data
Total long-term obligations....................... $        107   $        107
                                                   ------------   ------------
Stockholders' equity:
  Series A Convertible Preferred Stock, $.01 par
   value; 1,000,000 shares authorized; 653,111
   shares issued and outstanding, actual (no
   shares issued and outstanding, as adjusted)....            7            --
  Series B Convertible Preferred Stock, $.01 par
   value; 600,000 shares authorized; 598,086
   shares issued and outstanding, actual (no
   shares issued and outstanding, as adjusted)....            6            --
  Common Stock, $.01 par value; 21,750,000 shares
   authorized; 3,361,446 shares issued and
   outstanding, actual (7,901,279 shares issued
   and outstanding, as adjusted) (1)..............           34             79
  Additional paid-in capital......................       18,779         42,936
  Unearned compensation...........................         (284)          (284)
  Accumulated deficit.............................      (13,585)       (13,585)
                                                   ------------   ------------
    Total stockholders' equity....................        4,957         29,146
                                                   ------------   ------------
    Total capitalization.......................... $      5,064   $     29,253
                                                   ============   ============

-------
(1)Does not include 795,000 (subject to an annual increase) and 159,000 (subject to an annual increase) shares of Common Stock reserved for issuance pursuant to the Company's stock plans, of which options to purchase 500,592 shares were outstanding and 27,560 were exercisable at November 9, 1998. See "Management--Benefit Plans."

                                    DILUTION

The Company's net tangible book value as of September 30, 1998 was approximately $3.8 million, or $0.65 per share of Common Stock. Net tangible book value per share is equal to the total tangible assets of the Company minus total liabilities divided by the number of shares of Common Stock outstanding (after giving effect to the Preferred Stock Conversion). After giving effect to the sale of the 2,100,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $13.00 per share), deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company, the pro forma net tangible book value of the Company would have been approximately $28.0 million, or $3.54 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.89 per share to existing stockholders and an immediate dilution of $9.46 per share to new investors. Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the amount of cash paid by a new investor for a share of Common Stock. The following table illustrates such dilution:

                                                           --------------------
Assumed initial public offering price per share..........                $13.00
                                                                      ---------
Net tangible book value per share as of September 30,
 1998....................................................      $0.65
Increase in net tangible book value per share attribut-
 able to new investors...................................       2.89
                                                           ---------
Pro forma net tangible book value per share after the Of-
 fering..................................................                  3.54
                                                                      ---------
Dilution per share to new investors......................                $ 9.46
                                                                      =========

The following table sets forth as of September 30, 1998 the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors:

                         -------------------------------------------------------------
                           SHARES PURCHASED             TOTAL CONSIDERATION
                         ---------------------  --------------------------------------
                                                                         AVERAGE PRICE
                             NUMBER    PERCENT       AMOUNT     PERCENT      PER SHARE
                         ---------  ---------   -----------  ---------   -------------
Existing stockholders... 5,801,279      73.42%  $20,553,272      42.95%       $ 3.54
New investors........... 2,100,000      26.58    27,300,000      57.05         13.00
                         ---------  ---------   -----------  ---------
Total................... 7,901,279        100%  $47,853,272        100%
                         =========  =========   ===========  =========

The foregoing tables assume (i) the completion of the Preferred Stock Conversion and (ii) no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment is exercised in full, the pro forma net tangible book value per share of Common Stock as of September 30, 1998 would have been $3.54 per share, which would result in dilution to the new investors of $9.46 per share, and the number of shares held by the new investors will increase to 2,415,000, or 31% of the total number of shares to be outstanding after the Offering, and the number of shares held by the existing stockholders will be 5,486,279 shares, or 69% of the total number of shares to be outstanding after the Offering. As of November 9, 1998, there were outstanding options under the Stock Plan to purchase an aggregate of 500,592 shares of Common Stock, 27,560 of which were then exercisable, and the Company had also reserved up to an additional 294,408 (subject to an annual increase) and 159,000 (subject to an annual increase) shares of Common Stock for issuance upon the exercise of options which had not yet been granted under the 1998 Stock Incentive Plan and the Stock Purchase Plan, respectively. The 1998 Stock Incentive Plan and the Stock Purchase Plan will become effective upon the Offering. See "Management-- Benefit Plans." To the extent options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 are derived from the audited financial statements of the Company, and are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1995 is derived from the audited financial statements of the Company not included herein. The selected financial data as of September 30, 1998, and for the nine months ended September 30, 1997 and 1998, are derived from unaudited financial statements of the Company, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The historical results are not necessarily indicative of future results.

                          ----------------------------------------------------------
                                                                   NINE MONTHS
                              YEAR ENDED DECEMBER 31,          ENDED SEPTEMBER 30,
                          ----------------------------------  ----------------------
                                1995        1996        1997        1997        1998
                          ----------   ---------   ---------  ----------  ----------
Dollars in thousands,
 except share and
 per share data
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $      --   $      472  $    1,135  $      786  $    1,918
Cost of revenues........         --          314       1,358         947       1,395
                          ----------   ---------   ---------  ----------  ----------
Gross profit (deficit)..         --          158        (223)       (161)        523
                          ----------   ---------   ---------  ----------  ----------
Operating expenses
  Product development...          36          68       1,003         767         990
  Sales and marketing...         --          252       1,018         752       1,892
  General and
   administrative.......         626       1,802       2,567       2,002       2,246
  Depreciation and
   amortization.........          42         101         893         339         787
                          ----------   ---------   ---------  ----------  ----------
    Total operating
     expenses...........         704       2,223       5,481       3,860       5,915
                          ----------   ---------   ---------  ----------  ----------
Loss from operations....        (704)     (2,065)     (5,704)     (4,021)     (5,392)
Interest and other
 income (expense), net..          (1)         61         267         192         120
                          ----------   ---------   ---------  ----------  ----------
Loss from continuing
 operations.............        (705)     (2,004)     (5,437)     (3,829)     (5,272)
Income (loss) from
 discontinued
 operations.............          65         (42)     (2,384)     (1,180)        --
                          ----------   ---------   ---------  ----------  ----------
Net loss................  $     (640) $   (2,046) $   (7,821) $   (5,009) $   (5,272)
                          ==========   =========  ==========  ==========  ==========
Basic and diluted net
 loss per share from
 continuing operations..  $    (0.24) $    (0.69) $    (1.86) $    (1.31) $    (1.72)
Basic and diluted net
 income (loss) per share
 from discontinued
 operations.............        0.02       (0.01)      (0.81)      (0.40)        --
                          ----------   ---------   ---------  ----------  ----------
Basic and diluted net
 loss per share.........  $    (0.22) $    (0.70) $    (2.67) $    (1.71) $    (1.72)
                          ==========   =========  ==========  ==========  ==========
Weighted average shares
 outstanding used in
 computing basic and
 diluted net income
 (loss) per share.......   2,925,000   2,925,000   2,925,000   2,925,000   3,072,387
                          ==========   =========  ==========  ==========  ==========
Pro forma basic and
 diluted net loss per
 share from continuing
 operations(1)..........                          $    (1.13)             $    (0.96)
Pro forma basic and
 diluted net loss per
 share from discontinued
 operations(1)..........                               (0.50)                    --
                                                  ----------              ----------
Pro forma basic and
 diluted net loss per
 share(1)...............                          $    (1.63)             $    (0.96)
                                                  ==========              ==========
Shares used in computing
 basic and diluted net
 loss per share(1)......                           4,812,055               5,513,819
                                                  ==========              ==========

-------
(1) The pro forma per share amounts are computed by using the sum of the weighted average number of shares of Common Stock and the shares issued as a result of the Preferred Stock Conversion.

                                   -----------------------------------------------
                                        AS OF DECEMBER 31,              AS OF
                                   -----------------------------     SEPTEMBER 30,
                                      1995       1996       1997              1998
                                   -------   --------   --------     -------------
Dollars in thousands
BALANCE SHEET DATA:
Cash and cash equivalents.......   $   886   $  3,779   $  4,775     $  2,643
Working capital.................       865      3,315      4,317        1,460
Total assets....................     1,393      5,652      8,514        7,536
Long-term obligations...........        25         94         85          107
Stockholders' equity............     1,251      4,259      6,445        4,957

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

EarthWeb is the leading provider of Internet-based online services to the IT community worldwide. The Company's integrated business-to-business online services address the needs of IT professionals for content, community and commerce. EarthWeb's content offerings include a wide range of technical materials, such as resource directories, tutorials and a reference library, which enhance the ability of IT professionals to perform their job functions. Its community areas, such as bulletin boards and question and answer services, allow users to help one another solve technical problems and share information. Its commerce services provide a single online source for IT professionals to purchase specialized software and other products. EarthWeb's online services also offer a channel through which advertisers and vendors can efficiently and effectively target what the Company believes to be the largest aggregation of IT professionals worldwide.

From its inception in 1994 until mid-1997, EarthWeb primarily developed and maintained Web sites and online commerce infrastructures for its customers. During this period, substantially all of the Company's revenues were derived from development contracts, maintenance fees and software license fees. During 1996, the Company began developing online services for IT professionals. The Company's operations not related to providing online services to IT professionals were discontinued in 1997 and have been recorded as discontinued operations for all periods.

To date, the Company has purchased five Websites to expand and extend its online service offerings. In August 1997, the Company acquired jars.com ("JARS"), the Web site of the Java Applet Rating Service, for $1.1 million consisting of a $500,000 cash payment at closing and four quarterly payments of $150,000. JARS is a premier online service providing ratings and reviews of Java and other source code. In February 1998, the Company acquired the companion Web sites, htmlgoodies.com and javagoodies.com, which provide tutorials and other technical resources for Web developers. In April 1998, the Company acquired intranetjournal.com, a leading online service for intranet managers. In May 1998, the Company acquired javascripts.com, an online service which complements EarthWeb's other offerings by providing a large repository of JavaScript source code. The aggregate cost of the htmlgoodies.com, javagoodies.com, intranetjournal.com and javascripts.com Web site purchases totaled approximately $370,000, of which approximately $168,000 is payable over the next 33 months. In July 1998, the Company acquired Datamation, which provides online articles, resources and product analysis for IT enterprise managers. The purchase price for Datamation was approximately $600,000 all of which has been paid. Datamation has served the IT enterprise management community as an industry recognized brand for over 40 years; in December 1997, it moved its operations from print to online. At September 30, 1998, the Company had intangible assets of approximately $1.2 million, primarily related to the acquisitions of JARS and Datamation. Intangible assets are amortized on a straight-line basis over a period of three years.

The Company currently derives substantially all of its revenue from advertisements and sponsorships on its online services. The Company first recognized revenues from advertising in June 1996 and advertising revenues constituted 100%, 86% and 94% of the Company's total revenues for the years ended December 31, 1996 and December 31, 1997 and the nine months ended September 30, 1998, respectively. The Company has historically utilized third party firms to sell and serve advertisements on EarthWeb's sites. At the end of the third quarter of 1997, the Company hired its first sales employee and in the first quarter of 1998, the Company began relying predominantly on its in-house sales force. The Company's in-house sales force has increased EarthWeb's average cost per thousand ("CPM") by marketing to advertisers the advantages of using EarthWeb's online services to reach the IT professional community. EarthWeb also derives revenues from online commerce and brand licensing. In the future, EarthWeb expects to derive additional revenues from membership subscription fees for ITknowledge.com and other premium service offerings.

Advertising revenue is recognized in the period in which the advertisement is displayed, provided that no significant Company obligations remain and the collection of the receivable is probable. The Company obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of the Company's online services over a specified period of time). Typically, if the minimum number of impressions are not achieved, the Company will extend the advertising campaign until the related guarantee is met, which would result in delayed revenue recognition. To date, the Company has never been required to provide a cash refund in the event the minimum number of impressions has not been achieved. The Company records revenues and expenses for barter transactions (receipt of advertisements or other goods or services in exchange for advertisements on its online services) at the lesser of the estimated fair value of the advertisements, goods or services received or the fair value of the advertisements given. In future periods, management intends to maximize cash advertising revenues, although the Company will continue to enter into barter advertising transactions as appropriate.

In order to expand its online services, the Company anticipates incurring additional expenses to increase its product development and sales and marketing efforts, pursue additional strategic acquisitions and support the growth of the organization. The sales and marketing expenses will primarily include expenses related to hiring additional employees and increasing advertising and brand promotion activities. As a result of these expenditures and other factors, the Company expects to continue to incur losses in the near future.

The Company expects to experience significant fluctuations in its future quarterly results due to a variety of factors, many of which are outside of the Company's control. These factors include the level of usage on the Internet, demand for Internet advertising, the addition or loss of advertisers, the level of user traffic on EarthWeb's online services, economic conditions specific to the Internet industry and online media and economic conditions generally. Management believes that its revenues are also subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarter of each year. The Company believes that certain expenses as a percentage of revenues may fluctuate between periods based on the growth of revenues; however, the Company expects expenses to continue to grow in absolute dollars for the forseeable future.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

Revenues. Revenues for the nine months ended September 30, 1998 increased 144% to $1.9 million from $786,000 for the nine months ended September 30, 1997. The increase in revenues was due to an increase in advertising revenues of $1.1 million. Approximately 60% of the growth in advertising revenues was attributable to an increase in the volume of advertising sold. A secondary reason for the increase in advertising revenue was the ability of the Company's in house sales force to sell advertising at a higher price (CPM). Management does not expect significant price increases in the future and expects to derive growth in revenues primarily through increased volume of advertising sold.

Barter transactions accounted for approximately 25% and 18% of revenues for the nine months ended September 30, 1998 and 1997, respectively. For both periods barter advertising revenues primarily related to the exchange of advertisements with other companies.

Cost of Revenues. The Company's cost of revenues consists primarily of employee salaries and related expenses (including payroll taxes and benefits), consulting fees, Internet access and hosting fees, computer related expenses and content licensing fees required to support and deliver the Company's online services. Cost of revenues for the nine months ended September 30, 1998 increased 47% to $1.4 million from $948,000 for the nine months ended September 30, 1997. The increase in cost of revenues was primarily attributable to increased consulting fees, employee salaries and related expenses and content licensing fees due to the expansion of the Company's online service offerings.

Product Development Expenses. The Company's product development expenses consist primarily of employee salaries and related expenses (including payroll taxes and benefits), consulting fees and computer leasing costs required to support the development of new service offerings. Product development expenses for the nine months ended September 30, 1998 increased 29% to $990,000 from $767,000 for the nine months ended September 30, 1997. The increase in product development expenses was primarily attributable to the expansion of the Company's online service offerings.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of employee salaries and commissions of the Company's sales force and marketing personnel and related expenses (including payroll taxes and benefits), advertising (including expenses recorded for barter transactions), promotional materials and trade show exhibition expenses. Sales and marketing expenses for the nine months ended September 30, 1998 increased 152% to $1.9 million from $752,000 for the nine months ended September 30, 1997. The increase was primarily attributable to an increase in salaries and related expenses (including payroll taxes and benefits) and related costs of $840,000 for the in-house sales force which did not exist during the nine months ended September 30, 1997. Barter transactions accounted for approximately 26% and 18% of sales and marketing expenses for the nine months ended September 30, 1998 and 1997, respectively. Management expects sales and marketing expenses to increase due to the growth of its sales force and increase in advertising and promotional activities.

General and Administrative Expenses. General and administrative expenses consist primarily of employee salaries and related expenses (including payroll taxes and benefits) for executive, administrative, and accounting personnel, facility costs, recruiting fees, insurance costs and professional fees. General and administrative expenses for the nine months ended September 30, 1998 increased 12% to $2.2 million from $2.0 million for the nine months ended September 30, 1997. The increase in general and administrative expenses was primarily attributable to increased professional fees and employee salaries and related expenses (including payroll taxes & benefits). Management expects general and administrative expenses to increase in future periods due to the growth of the business.

Depreciation and Amortization. Depreciation and amortization consists primarily of depreciation of property and equipment and amortization of intangible assets related to acquisitions. Depreciation and amortization for the nine months ended September 30, 1998 increased 133% to $787,000 from $339,000 for the nine months ended September 30, 1997. The increase was primarily a result of additional depreciation on property and equipment and amortization of intangible assets from acquisitions.

Interest and Other Income, net. Interest and other income, net consists primarily of interest earned on cash and cash equivalents. Interest and other income, net for the nine months ended September 30, 1998 decreased 38% to $120,000 from $192,000 for the nine months ended September 30, 1997. The decrease was primarily the result of lower average cash balances during the nine months ended September 30, 1998.

Income Taxes. No provision for federal and state income taxes has been recorded as the Company incurred net operating losses through September 30, 1998. As of December 31, 1997, the Company had approximately $7.4 million of net operating loss carryforwards for federal income tax purposes, expiring in 2012, available to offset future taxable income. Given the Company's limited operating history, losses incurred to date and the difficulty in accurately forecasting the Company's future results, management does not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full 100% valuation allowance has been recorded.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Revenues. Revenues for 1997 increased 140% to $1.1 million from $472,000 for 1996. The increase resulted from growth in the volume of advertising impressions sold and a full year of advertising sales activity in 1997 compared to only seven months of advertising sales activity in 1996. During 1997, the average selling price (CPM) for advertising did not change substantially compared to 1996 levels. Barter transactions accounted for approximately 16% and 55% of revenues for the years ended December 31, 1997 and 1996, respectively. During 1997, barter advertising revenues primarily related to the exchange of advertisements with other companies. In 1996, as a result of the contribution by Sun Microsystems of server equipment with a value of $257,000 in exchange for advertising, the Company recorded a one-time barter transaction.

Cost of Revenues. The cost of revenues for 1997 increased 332% to $1.4 million from $314,000 for 1996. This increase was primarily the result of costs related to the growth of the Company's online business which included hiring additional content and productions personnel resulting in increased employee salaries and related expenses (including payroll taxes and benefits) of $821,000.

Product Development Expenses. Product development expenses for 1997 increased 1,367% to $1.0 million from $68,000 in 1996. The increase in product development expenses was primarily the result of increased salaries and related expenses (including payroll taxes and benefits) of $580,000, and consultant fees of $252,000 to support the development of the Company's online services.

Sales and Marketing Expenses. Sales and marketing expenses for 1997 increased 304% to $1.0 million from $252,000 in 1996. The increase in sales and marketing expenses is primarily the result of an increase in marketing activities, including advertising, trade show exhibitions, and promotional activities which increased $493,000 and employee salaries and related costs (including payroll taxes and benefits), which increased $163,000. Expenses from barter transactions were 18% and 0% of sales and marketing expenses for the years ended December 31, 1997 and 1996, respectively.

General and Administrative Expenses. General and administrative expenses for 1997 increased 42% to $2.6 million from $1.8 million in 1996. The increase in general and administrative expenses was predominantly the result of increased salaries and related expenses (including payroll taxes and benefits) of $550,000, with the balance of the increase primarily due to increases in rent expense for the Company's additional office space and recruiting costs.

Depreciation and Amortization. Depreciation and amortization for 1997 increased 785% to $893,000 from $101,000 for 1996. This increase was primarily the result of additional depreciation on property and equipment and amortization of intangible assets from the JARS acquisition. In addition, depreciation and amortization expense for 1997 included a write-off of intangible assets of $337,000 related to the JARS acquisition.

Interest and Other Income, net. Interest and other income, net for 1997 increased 334% to $267,000 from $61,000 for 1996. The increase was the result of higher average cash balances during 1997.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

During the year ended December 31, 1995, EarthWeb did not generate any revenues from its online services business and operating expenses increased approximately $1.5 million due primarily to increases in sales and marketing expenses and the growth of the Company's infrastructure. The Company does not believe that a comparison of its results of operations for these two periods would be meaningful.

QUARTERLY RESULTS OF OPERATION

The following table sets forth certain unaudited quarterly statement of operations data for each of the four quarters during the year ended December 31, 1997 as well as the three quarters in the nine months ended September 30, 1998. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. The quarterly data should be read in conjunction with the audited financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                          ---------------------------------------------------------------------------------
                                                         QUARTERS ENDED
                           MARCH 31,    JUNE 30,   SEPT. 30,    DEC. 31,   MARCH 31,    JUNE 30,   SEPT. 30,
                                1997        1997        1997        1997        1998        1998        1998
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
Dollars in thousands
Revenues:
 Advertising............    $    261     $   239     $   177      $  294    $    284      $  640     $   885
 Other..................          69          23          17          55          24          26          59
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total revenues........         330         262         194         349         308         666         944
Cost of revenues........         258         343         346         411         395         398         601
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit (deficit)..          72         (81)       (152)        (62)        (87)        268         343
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating expenses:
 Product development....         237         239         291         236         246         310         434
 Sales and marketing....         159         265         328         266         333         477       1,082
 General and
  administrative........         610         686         706         565         605         727         914
 Depreciation and
  amortization..........          63          77         199         554         233         244         311
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total operating
   expenses.............       1,069       1,267       1,524       1,621       1,417       1,758       2,741
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loss from operations....        (997)     (1,348)     (1,676)     (1,683)     (1,504)     (1,490)     (2,398)
Interest and other
 income, net............          41          26         125          75          47          31          42
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loss from continuing
 operations.............        (956)     (1,322)     (1,551)     (1,608)     (1,457)     (1,459)     (2,356)
Loss from discontinued
 operations.............        (172)       (377)       (631)     (1,204)        --          --          --
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net loss................   $  (1,128)    $(1,699)   $ (2,182)    $(2,812)  $  (1,457)    $(1,459)   $ (2,356)
                          =========   =========   =========   =========   =========   =========   =========

As a result of the Company's extremely limited operating history, the Company does not have historical financial data for a significant number of periods on which to base planned operating expenses. The Company's expense levels are based in part upon its expectations concerning future revenue and, to a certain extent, are fixed. Quarterly revenues and operating results depend substantially upon the advertising revenues received within the quarter, which are difficult to forecast accurately. Accordingly, the cancellation or deferral of a small number of advertising contracts could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to the Company's expectations would have an immediate adverse effect on the Company's business, results of operations and financial condition.

Due to the foregoing factors, quarterly revenues and results of operations are difficult to forecast, and the Company does not believe that period-to-period comparisons of its operating results will necessarily be meaningful and should not be relied upon as indicators of future performance. In one or more future quarters the Company's results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially adversely affected.

The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Internet consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties.

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has satisfied its cash requirements primarily through private placements of convertible preferred stock and common stock and lease financings.

Net cash used in operating activities was $6.7 million for the year ended December 31, 1997 and $3.9 million for the nine months ended September 30, 1998. Cash used in operating activities in 1997 was primarily attributable to a net loss of $7.8 million, partially offset by depreciation and amortization of $893,000. Cash used in operating activities for the first nine months of 1998 resulted primarily from a net loss of $5.3 million and an increase in accounts payable and accrued expenses of $1.1 million, offset by depreciation and amortization of $788,000.

Net cash used in investing activities of $2.3 million for the year ended December 31, 1997 was primarily attributable to cash used for the purchase of fixed assets of $954,000, acquisitions of $812,000 and a restricted deposit of $512,000 collateralizing letters of credit. Net cash used in investing activities for the first nine months of 1998 of $1.9 million was attributable to purchases of fixed assets of $843,000, payments on obligations related to acquisitions of Web sites of $1.3 million, offset by the release of restricted cash of $225,000.

Net cash provided by financing activities was $10.0 million for the year ended December 31, 1997 and primarily consisted of proceeds from the issuance of Series B Preferred Stock. Net cash provided by financing activities was $3.7 million for the first nine months ended September 30, 1998 related to the issuance of Common Stock.

The Company currently believes that the cash proceeds from the Offering, together with existing cash balances, will be sufficient to meet anticipated cash requirements until such time as the Company generates positive cash flow from operations. There can be no assurance that additional capital beyond the amounts currently forecasted by the Company will not be required nor that any such required additional capital will be available on reasonable terms, if at all, at such time as required by the Company.

YEAR 2000

The Year 2000 issue involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that contain time-sensitive software may recognize a date using two digits of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar ordinary business activities.

EarthWeb believes that its internal software and hardware systems will function properly with respect to dates in the year 2000 and thereafter and has completed its internal IT and non-IT assessment. The Company expects to incur no significant costs in the future for Year 2000 problems. Nonetheless, there can be no assurance in this regard until such systems are operational in the year 2000. The Company has contacted all of its significant suppliers to determine the extent to which the Company's systems are vulnerable to those third parties' failure to make their own systems Year 2000 compliant. The Company was informed by such suppliers that their systems are Year 2000 compliant. Additionally, any Year 2000 problems experienced by the Company's advertising customers could affect the placement of advertisements on the Company's online services. In the event any of the Company's suppliers or vendors prove not to be Year 2000 compliant, the Company believes that it could find a replacement vendor or supplier which is Year 2000 compliant without significant delay or expense. However, if substantially all of the Company's suppliers and vendors prove not to be Year 2000 compliant and if the Company experiences difficulties in finding replacement vendors, then, as a result, the Company's business could be materially adversely affected. The failures to correct material Year 2000 problems by the Company's suppliers and vendors could result in an interruption in, or a failure of, certain normal business activities or operations of the Company. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting from the uncertainty of the Year 2000 readiness of third-party suppliers and vendors, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 offers alternatives for presentation of disclosures required by the standard. The adoption of SFAS No. 130 is not expected to have an impact on the Company's results of operations, financial position or cash flows.

In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have an impact on the Company's results of operations, financial position or cash flows.

In February 1998, FASB issued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" ("SFAS No. 132"), which requires disclosures about pension and postretirement benefits. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 132 is not expected to have an impact on the Company's results of operations, financial position or cash flows.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on the Company's capitalization policy.

In March 1998, AIPCA issued Statement of Position 98-4, "Deferral of the Effective Date of a provision of SOP 97-2" ("SOP 98-4"). SOP 98-4 defers for one year the application of certain provisions of Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"). Different informal and unauthoritative interpretations of certain provisions of SOP 97-2 have arisen and, as a result, the AICPA is considering amendments to SOP 97-2, so they can issue interpretations regarding the applicability and the method of application of those provisions. The adoption of SOP 97-2 has not had a material impact on the Company's results of operations, financial position or cash flows. However, due to the uncertainties related to the outcome of these amendments, the impact on the future financial results of the Company is not currently determinable.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on the Company's results of operations, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS No. 133 is not expected to have an impact on the Company's results of operations, financial position or cash flows upon the adoption of this standard.

                                    BUSINESS

The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

EarthWeb is the leading provider of Internet-based online services to the IT community worldwide. The Company's integrated business-to-business online services address the needs of IT professionals for content, community and commerce. EarthWeb's content offerings include a wide range of technical materials, such as resource directories, tutorials and a reference library, which enhance the ability of IT professionals to perform their job functions. Its community areas, such as bulletin boards and question and answer services, allow users to help one another solve technical problems and share information. Its commerce services provide a single online source for IT professionals to purchase specialized software and other products. EarthWeb's online services also offer a channel through which advertisers and vendors can efficiently and effectively target what the Company believes to be the largest aggregation of IT professionals worldwide. As a global intermediary for IT professionals, advertisers and vendors, EarthWeb is positioned as a trusted third party that offers an integrated environment where these constituencies can share information, interact with one another and transact business. EarthWeb believes that none of the companies which it considers its competitors offer the depth and range of online services provided by the Company.

EarthWeb's online services address the needs of IT professionals across various segments of the IT industry. EarthWeb's flagship service, developer.com, focuses primarily on the software development and Internet segments. Developer.com features a vast collection of online resources, including the full text of more than 150 technical books, over 375 proprietary tutorials, and access to over 150,000 technical resources. EarthWeb has also obtained the online rights to over 3,000 additional technical books that are expected to be added to its online reference library. Developer.com's Gamelan directory is the industry-recognized site for Java resources. The Company recently acquired datamation.com, a leading resource for IT enterprise managers providing case studies, technical articles and technology assessment tools. EarthWeb's online services also include intranetjournal.com, a site for intranet managers, javascripts.com, a resource for JavaScript developers, and jars.com, a site providing ratings and reviews of Java and other code. Since March 1998 (the first month in which the Company was afforded reliable data to make such a calculation) EarthWeb's unique blend of online services has attracted an average of over 1.4 million users a month to its online services (based on the number of distinct Internet Protocol addresses which log onto the Company's services). The email version of EarthWeb's Journal, featuring highlights from the Company's online services, currently has over 305,000 subscribers.

INDUSTRY OVERVIEW

IT Industry

Professionals in the IT industry have become more specialized and have grown in number as the pace and complexity of technological change has increased. IT professionals today play a central role in many organizations because their ability to deploy and integrate new information technologies is essential to executing business strategy and maintaining competitiveness. Organizations are increasingly adopting technologies such as client/server architectures, data warehousing, Internet/intranet applications and object-oriented software development. These and other technologies have continued to fuel the growth in the worldwide market for IT products and services, which is forecasted to grow from an estimated $717 billion in 1997 to $1.1 trillion in 2001, according to IDC. IT spending in 1997 in North America, Western Europe and Japan is estimated by IDC to be 41%, 28% and 14%, respectively, of total global IT spending. EarthWeb believes, based on industry estimates, that the number of IT professionals worldwide is approximately 15 million and will continue to grow.

With the increasing complexity of information technology, professionals tend to develop specialized knowledge and skill bases relevant to a particular segment or sub-segment of the IT industry. These segments can be categorized into six broad areas, each with major subsegments:

          SEGMENT                  DESCRIPTION               MAJOR SUB-SEGMENTS
   --------------------- -------------------------------     ------------------------
   Software Development  Creation of software                C/C++, Java, Visual
                         applications using various          Basic and other
                         programming languages, tools        programming languages,
                         and environments                    object-oriented
                                                             technology and visual
                                                             development environments
   Internet Technologies Use of technologies based on        Internet, intranet,
   and Web Development   Internet protocols for              extranet, Web sites,
                         communication and commerce both     Internet commerce,
                         within and between                  Internet security and
                         organizations                       Internet protocols
   Enterprise Management Deployment of sophisticated,        Systems management
                         large-scale software                software, financial
                         applications and systems to         management systems,
                         manage and support functions        enterprise resource
                         within businesses and other         planning, Year 2000,
                         organizations                       middleware, field sales
                                                             automation, data
                                                             warehousing and supply
                                                             chain management
   Networking and        Design, installation and            Network and directory
   Telecommunications    management of infrastructure        services, data and voice
                         for data and voice                  communications
                         communications                      technologies, wireless
                                                             and mobile
                                                             communications and
                                                             Internet service
                                                             provider network
                                                             infrastructure
   Hardware              Design, manufacture, purchase       Personal, midrange and
                         and maintenance of hardware         mainframe systems;
                         components and peripherals          computer chip, PC
                                                             display, multimedia and
                                                             disk storage
                                                             technologies
   Services, Support and Services that support the           Systems integration,
   Consulting            development, implementation and     outsourced custom
                         maintenance of enterprise           development, systems
                         computing systems                   design and maintenance,
                                                             outsourced network
                                                             management and technical
                                                             support

IT professionals need to stay abreast of rapid technological developments in a marketplace where vendors continually introduce new products with a variety of standards and short life cycles. They have historically relied on resources provided by IT publishers, software and hardware vendors, training service providers and fellow professionals to follow the latest trends in the industry. IDC forecasts that the IT education and training market alone will grow from an estimated $16.7 billion in 1997 to $25.8 billion in 2001. Due to the fast rate of change, however, technical information, training materials, and software tools become quickly dated and obsolete. This environment creates the following common needs among IT professionals:

  Content. IT professionals require a wide range of independent, in-depth and up-to-date content including technical resources, such as source code, technical articles and white papers; market information about emerging products and technologies; expert technical advice; training and skills development; IT related research; and specialized reference materials.

  Community. IT professionals need an environment in which they can share technical information with one another, work together to find solutions to common technical problems, learn about upcoming IT conferences and other industry events and seek employment and hire personnel.

  Commerce. IT professionals increasingly need a centralized channel through which they can purchase specialized IT products. In particular, IT professionals need a source for obtaining hard-to-find technologies, including software produced by small and mid-sized vendors that is not widely available through existing channels.

IT professionals devote considerable time, effort and financial resources researching new technologies, seeking answers to technical questions and developing and implementing IT solutions. They have had to rely on fragmented and disparate sources, such as technical books and print magazines, training materials provided by service providers and traditional software retailers. None of these sources has provided a comprehensive solution for IT professionals' need for content, community and commerce.

The Internet

The Internet enables millions of people worldwide to have access to current news and information, create community among individuals with similar professional or personal interests and conduct business electronically. The number of Internet users worldwide is projected to grow from an estimated 82 million at the end of 1997 to 329 million by the year 2002, according to IDC. With this growth in the number of Internet users, the Internet is emerging as a mass communication and commerce medium, which offers advertisers and vendors certain advantages. The Internet permits advertisers to target specific demographic groups, measure the effectiveness of their advertising campaigns and revise them in response to real-time feedback. Business-to-business Internet advertising is forecasted by Forrester to increase from an estimated $290 million in 1998 to $2.6 billion in 2002 and consumer-oriented Internet advertising is forecasted by Jupiter Communications to increase from an estimated $1.9 billion to $7.7 billion in the same period. The Internet provides online merchants with the ability to reach a global audience and to operate with minimal infrastructure, reduced overhead and greater economies of scale, while providing customers with broad selection, increased pricing information and unparalleled convenience. IDC forecasts that total commerce on the Internet will grow from an estimated $12.4 billion in 1997 to $239.5 billion in 2001, with the business-to-business component growing from an estimated $7.3 billion to $179.4 billion in the same period.

THE EARTHWEB SOLUTION

EarthWeb provides online services to IT professionals in an integrated business-to-business environment that addresses their needs for content, community and commerce. The Company provides comprehensive online services for IT professionals and offers channels through which advertisers and IT vendors can target potential buyers. As a global intermediary for IT professionals, advertisers and vendors, EarthWeb is positioned as a trusted third party that offers a forum for these constituencies to share information, interact with one another and transact business.

Content. EarthWeb's online services provide access to technical resources that enhance IT professionals' ability to perform their daily job functions. These resources contain up-to-date information and allow IT professionals to keep pace with the rapidly changing IT industry. EarthWeb's technical resources include a library of full-text reference books, training materials and tutorials, technical articles, white papers and source code libraries. IT professionals can easily browse these technical resources using EarthWeb's proprietary categorization system as well as search across EarthWeb's wide range of content using a single semantic search engine.

Community. EarthWeb provides various means by which users can contribute materials to its sites and communicate with each other. Users are encouraged to submit source code, object code, development tools and other materials that are then archived in EarthWeb's directories. EarthWeb's online services also include a number of bulletin boards for technical discussion that allow users to solve problems together, and which are managed by experienced IT professionals to maintain the quality of content. These discussion threads are then archived creating an online knowledge repository for future reference. EarthWeb also provides IT professionals with a centralized calendar of upcoming conferences and other industry events and online technical job listings. The Company believes that nurturing a sense of community fosters loyalty and affinity among its users and increases the amount of time they spend using its online services.

Commerce. EarthWeb provides IT professionals with a centralized online location to purchase products, including specialized software and technical books. Many of the products in the online store are difficult to find through existing channels. Vendors include major software developers, such as Microsoft, Lotus and Symantec, as well as small and mid-sized specialized software vendors. EarthWeb also provides a classified advertising service that allows IT professionals to buy and sell specialized hardware. The Company has implemented an electronic software delivery mechanism that enables users to download directly a variety of software immediately after purchase.

Benefits for Advertisers and Vendors. EarthWeb provides IT advertisers and vendors with a channel to target what it believes to be the world's largest aggregation of IT professionals. Many of these professionals either make or influence purchasing decisions. EarthWeb's advertisers and vendors generally can enhance the effectiveness of their advertising or merchandising by customizing or refining advertisements, and by placing them on either a targeted area on EarthWeb's sites or across EarthWeb's entire network of online services. EarthWeb also provides small to mid-size vendors with a much needed distribution channel and the ability to focus their marketing efforts cost effectively.

BUSINESS STRATEGY

EarthWeb seeks to maintain and strengthen its position as the leading provider of online services to IT professionals worldwide. The Company intends to achieve this objective by implementing the following key strategies:

Extend Online Services to Additional IT Segments. EarthWeb intends to extend its online services model across additional segments of the IT industry. Specifically, the Company seeks to replicate, through internal development and acquisitions, its integrated service offerings to address the needs of IT professionals in segments of the IT industry beyond its current offerings in the software development, Internet and enterprise management segments. The recent acquisition of datamation.com, for instance, provides EarthWeb with a strong service offering for the enterprise management segment. EarthWeb also intends to continue strengthening its existing online offerings by maintaining what it believes to be the most in-depth, independent and up-to-date content available for IT professionals and enhancing its interactive community-building and commerce services.

Enhance Worldwide Brand Recognition. The Company will continue to promote the EarthWeb brand as the leading integrated source of content, community, and commerce for all segments of the IT industry. In addition, EarthWeb plans to promote its branded online services, such as developer.com and datamation.com, under the EarthWeb umbrella through online and offline advertising, strategic alliances and other promotional activities. The Company seeks to reinforce for users, advertisers, and vendors that the EarthWeb brands represent technical competence, comprehensiveness, timeliness, and neutrality. The Company believes that the extension of the EarthWeb's online services model to additional IT segments will attract additional users and further enhance awareness of its brands.

Cultivate Multiple Revenue Streams. EarthWeb believes its business-to-business model has strongly positioned it to grow its existing revenue streams and develop new sources of revenue. The Company currently derives most of its revenues from advertising and sponsorships. With regard to advertising revenue, the Company will seek to maintain or increase the premium CPM rates it commands for its targeted user base and to attract non-technology advertisers by marketing the attractive demographics of its IT professional user base. With regard to the Company's other current revenue streams, EarthWeb seeks to attract more merchandisers to its online store and enter into additional brand licensing arrangements. Future sources of revenue include the sale of subscriptions to premium services. The Company launched its first subscription service, ITknowledge.com, in October, 1998. The Company has the rights to the content used in launching ITknowledge.com. Although the Company has migrated some content from its existing sites, the Company expects that most of the content in the subscription service will be content that does not exist on its other sites. EarthWeb believes that many IT professionals or their employers will be willing to pay for access to an increased volume of enhanced content. The Company believes it can grow its current and future revenue streams with minimal incremental costs by leveraging its existing sales, marketing and technology infrastructure.

Grow Through Targeted Acquisitions. EarthWeb will continue to pursue acquisitions to fulfill a number of objectives. The first, and most important, is to strengthen EarthWeb's existing online services and extend its offerings into additional IT industry segments. The second is to obtain valuable brands, expertise and access to new advertisers and users. The third is to increase traffic on EarthWeb's online services. Based on the Company's five acquisitions since August 1997, EarthWeb has found that the addition of new sites generally increases traffic on its existing sites as well as on the acquired sites. EarthWeb believes it will continue to be able to find attractive candidates for acquisition.

Expand Internationally. Many IT professionals reside outside the United States and approximately one-third of the Company's traffic originates internationally. EarthWeb believes that the number of IT professionals worldwide will grow significantly in the future. The Company intends to capitalize on these international market opportunities through localization and translation of selected content into foreign languages and the creation of regional business ventures to increase EarthWeb's audience worldwide. EarthWeb has successfully localized and translated portions of its content for the Japanese market and has other language translation efforts underway.

ONLINE SERVICES

EarthWeb offers a broad range of online services to meet IT professionals' needs for content, community and commerce.

Content

The content on EarthWeb's sites includes technical resources, reference materials, decision support tools, training materials and tutorials, technical news, articles and information.

Technical Resources. EarthWeb's online services provide IT professionals with access to over 150,000 resources and examples for use in their work, including reusable source code and software interface components. EarthWeb also provides online decision support tools including a regular technology survey of more than 1,000 IT professionals and online assessment tools enabling IT managers to evaluate their technology infrastructure. EarthWeb further provides extensive technical resource directories which are categorized using its proprietary categorization system and contain links to over 17,000 technical resources related to topics such as Active Server Pages, ActiveX, C/C++, Cold Fusion, CGI, databases, distributed objects, HTML/DHTML, intranets, Java, JavaScript, middleware, Perl, push technology, Visual Basic, XML, VRML, data warehousing, networks, Year 2000, datamining and storage systems. Most of these technical resources are submitted by users and include links to Web sites that contain technical articles, training materials and source code. Most of the interface components are provided through licenses with various aggregators of content. EarthWeb has expended considerable time and effort in developing its proprietary categorization system which enables users to quickly identify and locate relevant technical resources, and has received industry recognition for this system.

Reference Materials. EarthWeb believes its reference library is the largest online library of technical books for IT professionals. Its more than 150 technical reference, how-to and training books for IT professionals are provided in full text in HTML and address areas such as ActiveX, APIs, browsers, C/C++, CGI, Perl, databases, HTML, Intranets, Java, Java Beans, JavaScript, Linux, middleware, office suites, operating systems and utilities, push technologies, servers and networks, SQL, TCP/IP, Unix, Visual Basic, Visual InterDev, VRML, Web graphics and Web site management. EarthWeb is in the process of adding more than 3,000 additional books to its online reference library, which will comprise over 1.5 million pages of text. These books are provided by leading publishers, such as Macmillan Computer Publishing and the Coriolis Group, a division of International Thompson Publishing. EarthWeb also provides in-depth product analysis, benchmarks and other product reference information that facilitate product evaluation. Reference materials can be browsed by their table of contents or searched using a semantic search engine. Most of the online books can also be purchased in physical form through EarthWeb's online store.

Training Materials and Tutorials. EarthWeb features over 375 original, proprietary, in-depth technical tutorials for IT professionals on subjects such as Active Server Pages, ActiveX, CGI, databases, distributed objects, emerging technologies, Internet, HTML/DHTML, intranets, Java, JavaScript, multimedia, Perl, general programming, Visual Basic, VRML and XML. The tutorials include workshops on specific technical issues, online textbooks, source code, tests and quizzes. The vast majority of these tutorials are owned exclusively by EarthWeb; the others come from a variety of third-party publishers. EarthWeb believes it offers one of the largest collections of training materials and tutorials for IT professionals on the Web, and adds new training materials on a weekly basis.

Technical News, Articles and Information. EarthWeb provides a range of original articles, aggregated news and case studies. EarthWeb provides a vast collection of articles on various technical subjects, including software development, Internet technologies and Web development and enterprise management. EarthWeb owns the articles which it has commissioned to be written. EarthWeb's online Journal features highlights from EarthWeb's online services as well as original news, research, analysis and feature articles. The Journal is published in HTML and email formats. Currently, the email version has over 305,000 subscribers and is growing at an average rate of more than 3,000 new subscribers each week. EarthWeb also provides news of most interest to IT professionals, which is aggregated daily from various media sources, including CMP and Ziff-Davis.

Community

EarthWeb provides useful interactive forums for IT professionals, such as technical bulletin boards, question and answer services and job listings.

Technical Bulletin Boards. EarthWeb's online services include more than 20 technical bulletin boards containing more than 3,000 interactive technical discussion threads, which are focused and managed by experienced IT professionals. There are currently over 15,000 postings on the Company's Web sites. These online bulletin boards enable users to help each other solve technical problems. These bulletin boards are then archived, creating an online knowledge repository for future reference. EarthWeb enables users to locate relevant discussion threads through its search engine.

Technical Question and Answer Services. EarthWeb encourages users to submit questions or problems that are answered by EarthWeb's network of experienced IT professionals. Detailed answers are published online in a searchable format.

Technical Job Listings; Other Services. EarthWeb has entered into arrangements with CareerBuilder and Junglee to provide its users with thousands of IT job listings that can be searched by a number of parameters such as job type, salary range and geographic location. Currently, companies that have job listings posted with EarthWeb include Microsoft, Yahoo!, Intel, USWeb and others. EarthWeb also provides a comprehensive calendar of upcoming IT conferences and other industry events, and hosts online conference proceedings.

Commerce

EarthWeb provides a channel for IT professionals to shop online for specialized IT products.

Online Shopping. EarthWeb's online store provides IT professionals access to over 700 products from over 100 vendors, including Microsoft, Lotus, Symantec and other leading IT vendors. EarthWeb also offers products from small and mid-size specialized software vendors. Many of such products are not available in stores or catalogs. EarthWeb provides a browsable online catalog, secure transactions and secure electronic delivery of software products. Books purchased online are delivered directly from the vendor. EarthWeb intends to contract with third parties for physical product fulfillment for books and software. The Company has various agreements with product manufacturers whose publications and software are sold on the Company's Web sites. The Company records the gross revenue earned and the related royalty due to the vendor as a cost of revenue when the products are sent electronically to the customers.

Classified Ads. EarthWeb provides technical classified advertising services for the IT professional through a contractual arrangement with Classifieds2000. The classified advertising section includes listings for technical equipment ranging from desktop computers, modems and printers to hubs/repeaters, routers, servers and switches.

MARKETING AND SALES

Marketing

The Company employs a combination of online and offline advertising and promotional campaigns to promote use of its online services by users, advertisers and vendors. The Company purchases advertising on search engines and directories such as HotBot, Excite, NetCenter, AltaVista and Lycos and on selected technical Web sites such as TechWeb and ZDNet. As part of these arrangements with search engines, the Company buys advertising which appears when certain keywords or topics are entered. EarthWeb is promoted by over 30,000 links from other Web sites and links on major distribution portals and search engines. Additionally, EarthWeb's Java directory has a permanent bookmark on Netscape's Communicator 4.0, and EarthWeb's developer.com was chosen as one of 21 "gold channels" in the channel directory of Microsoft Internet Explorers 4.0. EarthWeb further markets its online services through its Journal, which is currently emailed to more than 305,000 subscribers. EarthWeb also promotes its online services through traditional print media. The Company has an ongoing public relations program, participates in tradeshows, conferences, speaking engagements and promotional contests and publishes articles in technical publications.

The Company pursues strategic relationships with key marketing partners to enhance brand awareness. Developer.com's Gamelan directory has been exclusively designated by Sun Microsystems as "The Official Directory for Java" since 1996. EarthWeb's developer.com was designated by Apple as the exclusive online location for the proceedings of the 1998 Apple Worldwide Developers Conference. EarthWeb also licenses its brands to strategic third parties such as Macmillan Computer Publishing which established the EarthWeb Press to publish books and software for IT professionals.

Advertising Sales

EarthWeb historically has derived substantially all of its revenues from the sale of advertisements. The Company believes it has been able to achieve its advertising revenues to date primarily through its ability to enable advertisers to efficiently and effectively reach targeted segments of the IT community. Based on independent research commissioned by the Company, 81% of EarthWeb's users are the primary or co-primary decision makers for purchases of Internet and Web applications in their enterprises. EarthWeb believes that targeting this audience has enabled it to sell advertising space at rates that are higher than the average rates charged by online services aimed at more general audiences since the beginning of 1997. Based upon publicly available banner advertisement rate cards, EarthWeb's rates are approximately 2.5 to 4.0 times higher than the rates of Lycos, Excite, Yahoo! and Infoseek, which the Company believes to be a representative group of online services aimed at more general audiences. Independent research has also shown that 89% of users have some college education, 30% have at least some graduate level education and 62% are between 18 and 34 years old. EarthWeb believes these demographics will be attractive to non-technology advertisers.

The Company offers advertisers two main advertising options: run-of-site and premium placement. Run-of-site advertisements rotate on a random basis throughout EarthWeb's online services, offering advertisers the broadest reach of EarthWeb users. Run-of-site advertisements are typically sold in blocks of 50,000 impressions, currently at a CPM of $68, before volume discounts and advertising agency commissions, for banner advertising. Advertisements can also be displayed in specific sections in EarthWeb's service, which target specific IT professional subsegments, at a CPM of $78, before volume discounts and advertising agency commissions, for banner advertising. EarthWeb also offers advertisers the opportunity to sponsor its weekly electronic newsletter, which reaches over 305,000 users, at a CPM of $100.

EarthWeb organizes its sales force by geographic regions as follows: New England/Eastern Canada; Mid-Atlantic; Southeast/Midwest; Southwest and two territories within the Northwest. As of October 31, 1998, EarthWeb had an advertising sales force consisting of 14 representatives, including three independent sales representatives. The Company plans to add several additional sales personnel by the end of 1998.

During the nine months ended September 30, 1998, 109 unique advertisers, an increase of 808% over the nine months ended September 30, 1997, placed advertisements on EarthWeb's online services. Microsoft and IBM accounted for approximately 14% and 10%, respectively, of the Company's revenues for the nine months ended September 30, 1998. The following is a partial list of the Company's significant advertisers:

Allaire                             Novell
Apple Computer                      Object Design
CyberCash                           Oracle
IBM                                 O'Reilly Software
Intel                               Seagate
Lotus                               Silicon Graphics
Microsoft                           Stingray
Miller Freeman                      Sun Microsystems
Net Objects                         Tandem
Netscape                            ZD Expo/JavaOne

COMPETITION

EarthWeb believes it competes on the basis of brand recognition, exclusivity of content and services, quality and quantity of content, product and resource selection, convenience, reliability and speed of fulfillment. The Company believes that it is differentiated and well positioned against its competitors because of its unique focus on providing a combination of content, community and commerce, including training materials, technical directories, a reference library, a knowledge repository of technical questions and answers and specialized technical products, for its users.

The market for Internet-based online services is relatively new, intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of online services competing for users' attention and spending has proliferated because of, among other reasons, the absence of substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company competes with other companies who have particular sections of their Web sites directed at certain segments or sub-segments of the professional community, such as Ziff-Davis (InternetUser), CNET (builder.com and activex.com), CMP (TechWeb), Mecklermedia (webdeveloper.com), Wired Digital (Webmonkey) and IDG (Javaworld). The Company also competes for circulation and advertising impressions with general interest portal and destination sites as well as traditional media. With respect to sales of products, the Company competes with traditional retailers of such products, such as book, software and online retail stores.

Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than the Company. There can be no assurance that the Company will be able to compete successfully against its current or future competitors.

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

The Company makes its Web sites available using multiple Sun Microsystems and Wintel-based servers that run on Sun Solaris and Microsoft NT operating systems. For disk storage, the Company partially relies on a high performance and fully redundant central storage system from EMC. The full implementation of this central storage system will significantly enhance the scalability of EarthWeb's online services. The Company licenses software from the following vendors: Apache and Netscape (Web servers); Accipiter (advertising management system); BroadVision (commerce system); Netscape (subscriptions system) and CyberSource (secure credit card capture and billing).

The Company maintains two data centers, one for production and one for development and staging. In the event of an outage at the production facility, the systems in the development and staging center are capable of supporting the Company's online services. The Company's Internet connections are fully redundant, so that if a failure in the network or equipment of one service provider occurs, traffic is automatically routed through the other provider. All of the Company's production servers are powered by an uninterruptible power supply with a diesel generator designed to provide back-up power to the power supply at the production facility within seconds of a power outage. In addition, all of the Company's production systems are copied to backup tapes each night and regularly stored at an off-site storage facility. The Company maintains a quality assurance process to constantly monitor its servers, processes and network connectivity. The Company has implemented these various redundancies and backup systems in order to minimize the risk associated with damage from fire, power loss, telecommunications failure, break-ins, computer viruses and other events beyond the Company's control. See "Risk Factors--Risk of Capacity Constraints and System Failures."

INTELLECTUAL PROPERTY

The Company protects its intellectual property through a combination of license agreements, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. The Company obtains the majority of its content under license agreements with publishers, through work for hire arrangements with third parties and from internal staff development. The Company currently has no patents or patents pending for its current online services and does not anticipate that patents will become a significant part of the Company's intellectual property in the foreseeable future. The Company also enters into confidentiality agreements with its employees, consultants, vendors and customers, license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. The Company pursues the registration of its service marks in the United States and internationally, and has obtained United States service mark registration for its "EarthWeb" trademark and the Fang Logo Design, has been assigned "Plugin Datamation" and "Datamation" and has applied for registration of certain of its other servicemarks, such as "developer.com" and "developer direct." The legal status of intellectual property on the Internet is currently subject to various uncertainties. See "Risk Factors-- Intellectual Property."

EMPLOYEES

As of October 31, 1998 the Company had 63 full time employees, including 19 in sales and marketing. The Company's future success depends in large part on its ability to attract and retain highly qualified employees. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its senior management or other key personnel in the future. The Company's employees are not represented by any union, and the Company considers its relations with its employees to be good.

FACILITIES

The Company's headquarters are currently located in a leased facility in New York City consisting of a total of approximately 33,500 square feet of office space, the majority of which is under a ten year lease.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth certain information with respect to the directors and executive officers of the Company as of November 9, 1998.

--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
NAME                 AGE POSITION
----------------------------------------------------------------------------------------------
Jack D. Hidary(1)    30  President, Chief Executive Officer and Director
Murray Hidary        27  Executive Vice President, Business Development, Secretary, Treasurer
                         and Director
Nova Spivack         29  Strategic Planning Advisor and Director
William Gollan       51  Senior Vice President
Irene Math           36  Vice President, Finance
Kevin McPherson      40  Vice President, Worldwide Advertising Sales
John Kleine          44  Vice President, Systems and Operations
Scott Anderson       43  Vice President, Marketing
Cary Davis(1)(2)     32  Director
Henry Kressel(1)(2)  64  Director

-------
(1) Member of the Compensation Committee of the Board of Directors
(2) Member of the Audit Committee of the Board of Directors

Messrs. Jack D. Hidary and Murray Hidary are brothers.

JACK D. HIDARY has served as the President, Chief Executive Officer and a director of the Company since April 1996 and has co-managed its predecessors since January 1995. Mr. Hidary is a co-founder of the Company. From November 1991 to July 1994, Mr. Hidary served as a Stanley Fellow in Clinical Neuroscience at the National Institutes of Health, where he helped establish a digital brain imaging laboratory making use of Internet, neural network and other advanced technologies. Prior to this fellowship, Mr. Hidary helped build ColumbiaNet, the online service of Columbia University, where he also studied Philosophy and Neuroscience.

MURRAY HIDARY has been the Executive Vice President, Business Development and a director of the Company since April 1996 and has co-managed its predecessors since January 1995. Mr. Hidary is a co-founder of the Company. Mr. Hidary studied Music and Composition at New York University.

NOVA SPIVACK has been the Strategic Planning Adviser of the Company since August 1998 and has been a director of the Company since April 1996. From April 1996 until July 1998, Mr. Spivack served as Executive Vice President, Strategic Planning of the Company and since January 1995 has co-managed its predecessors. Mr. Spivack is a co-founder of the Company. Prior to 1994, Mr. Spivack was the Editor/Reviewer of Interactive and Multimedia News at Individual, Inc. Mr. Spivack received his B.A. in Philosophy from Oberlin College and a C.S.S. degree from the International Space University.

WILLIAM GOLLAN has been the Senior Vice President of the Company since November 1997. Prior to joining the Company, Mr. Gollan was a Senior Vice President of LitleNet beginning in February 1996 focusing on electronic software distribution. From March 1994 to April 1996, Mr. Gollan was a Vice President, Sales and Marketing for Kurzweil Applied Intelligence. From December 1987 to March 1994, Mr. Gollan was a Managing Director of Weathervane Management Consultants. In 1990, Mr. Gollan co-founded Computer Buying World Magazine, an IDG monthly trade magazine focused on the computer distribution channel. Mr. Gollan attended Northeastern University.

IRENE MATH has been the Vice President, Finance of the Company since November 1996. From June 1995 to May 1996, Ms. Math served as Corporate Controller for MCI/News Corp.'s Internet Ventures. From July 1992 to May 1995, she was a Vice President in Banking and Corporate Finance at Chemical Bank. From September 1984 to June 1992, Ms. Math held various positions at Arthur Andersen & Co. Ms. Math graduated from Lehigh University with a B.S. in Accounting and is a Certified Public Accountant.

KEVIN MCPHERSON has been the Vice President, Worldwide Advertising Sales of the Company since July 1998. From 1997 through June 1998, Mr. McPherson served as Vice President and Publisher of BYTE Magazine. From September 1996 to January 1997, Mr. McPherson served as Senior Vice President of Network Sales for IDG. From 1981 through September 1996, Mr. McPherson served in various capacities at Computerworld including Senior Vice President and Publisher. Mr. McPherson received a B.A. from the University of Richmond and an M.B.A from the University of Connecticut.

JOHN KLEINE has been the Vice President, Systems and Operations of the Company since January 1998. Prior to joining the Company, Mr. Kleine served as Vice President, Director of Business Systems from 1983 to 1997 at True North Communications where he was responsible for all desktop systems, voice and data networking, data center operations and graphics design computing. Prior to 1983, Mr. Kleine held various financial positions at Warner Communications, Inc. and Viacom International, Inc. Mr. Kleine received his B.A. in Accounting and Mathematics from Queens College.

SCOTT ANDERSON has been the Vice President, Marketing of the Company since August 1998. From 1994 to July 1998, Mr. Anderson served as a Partner and Worldwide Management Supervisor at Ogilvy & Mather where he ran the global IBM Software Group account. In 1994, Mr. Anderson worked at west coast advertising agency, Suissa Miller, where he launched Crayola's software family. Prior to that, he worked at Drew Advertising where, among other accomplishments, he built the Peter Norton software brand franchise. He won the American Marketing Association's Effie award for marketing effectiveness for both the Crayola and IBM software launches. Mr. Anderson received a B.S. from Rutgers University.

CARY DAVIS has been a director of the Company since February 1998. Mr. Davis has served with E.M. Warburg, Pincus & Co., LLC, since October 1994 and has been a Vice President since January 1998. From August 1992 to September 1994, Mr. Davis was employed by Dell Computer Corporation, where his last position was Manager of Worldwide Desktop Marketing. Mr. Davis also serves as a director of BEA Systems, Inc. Mr. Davis holds a B.A. from Yale University and an M.B.A. from Harvard University.

HENRY KRESSEL has been a director of the Company since October 1996. Dr. Kressel has served with E.M. Warburg, Pincus & Co., LLC, an investment firm, since 1983 and has been a Managing Director since 1985. Prior to 1983, Dr. Kressel was Staff Vice President for research and development in solid state technology at the RCA Corporation. Dr. Kressel also serves as a director of Level One Communications, Inc., a semi-conductor company, IA Corporation, a software development company and Nova Corporation, a credit card processing company. Dr. Kressel received a B.A from Yeshiva University, a Masters in Applied Physics from Harvard University, a Ph.D. in Engineering from the University of Pennsylvania and an M.B.A. from The Wharton School of Business at the University of Pennsylvania.

BOARD OF DIRECTORS

The Company currently has five directors serving on its Board of Directors. Each of the current members of the Board of Directors has been elected pursuant to the terms of the Amended and Restated Shareholders Agreement entered into in June 1997 by and among Global Network Partners LLC ("GNP"), EarthWeb LLC and Warburg, which provisions will terminate upon the consummation of the Offering. Under the terms of the Amended and Restated Certificate of Incorporation and By-Laws, Nova Spivack's term as director shall expire at the first succeeding annual meeting of the stockholders following the Offering; Murray Hidary's and Cary Davis' terms as directors shall expire at the second succeeding annual meeting of the stockholders following the Offering and Jack D. Hidary's and Henry Kressel's terms as directors shall expire at the third succeeding annual meeting of the stockholders following the Offering.

The Board of Directors has established an Audit Committee, the members of which are Henry Kressel and Cary Davis, who are nonemployee directors and a Compensation Committee, the members of which are Henry Kressel and Cary Davis, who are nonemployee directors, and Jack D. Hidary.

The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors.

The Compensation Committee is responsible for reviewing and approving all compensation arrangements for officers of the Company, and is also responsible for administering the Stock Plan.

The Delaware General Corporation Law provides that a Company may indemnify its directors and officers as to certain liabilities. The Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide for the indemnification of its directors and officers. The effect of such provisions is to indemnify, to the fullest extent permitted by law, the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company. The Company intends to maintain directors and officers liability insurance.

The Company does not currently pay any director's fees.

EMPLOYMENT AND CONSULTING AGREEMENTS

Jack D. Hidary and Murray Hidary (the "Managers") entered into employment agreements (individually, an "Employment Agreement" and, collectively, the "Employment Agreements") with GNP effective January 1, 1995. Each Employment Agreement provided for an initial two year term, which will extend automatically for additional one-year terms unless terminated by 60 days prior notice from the respective Manager. Through an Intercompany Services Agreement dated as of October 25, 1996 among the Managers, Nova Spivack, the Company, GNP and EarthWeb LLC (the "Intercompany Services Agreement"), which amends certain provisions of each of the Employment Agreements (and for purposes of the following discussion, all references to the Employment Agreements shall be to the Employment Agreements as amended by the Intercompany Services Agreement), each of the Managers agreed to serve as an officer and employee of the Company as if the Company were "the Company" under their respective Employment Agreement. In connection therewith, the Company agreed to assume all of the obligations of GNP under the Employment Agreements, including payments of salary and other compensation. Mr. Jack D. Hidary receives an annual base salary of $160,000 per annum, subject to cost of living increases, and Mr. Murray Hidary receives an annual base salary of $130,000 per annum, subject to cost of living increases. Each Manager is also entitled to receive bonuses as may from time-to-time be awarded by the Board of Directors to such Manager.

In the event either Mr. Jack D. Hidary or Mr. Murray Hidary is terminated without "cause" (as such term is defined in the respective Employment Agreement), each may continue to receive their respective base salary for a period of up to two years following such termination. The continued payment of such Manager's base salary is contingent upon such Manager's not disclosing the Company's confidential information or competing with the business of the Company.

The Company entered into a consulting agreement with Nova Spivack, effective August 1, 1998, pursuant to which Mr. Spivack will provide advisory services to the CEO and senior management. Under this agreement, Mr. Spivack receives compensation in the amount of $6,000 per month, subject to cost of living increases, and a separation payment of $200,000 in cash, of which $100,000 was paid upon execution of the agreement and the remainder will be paid upon the earlier to occur of the consummation of this Offering and February 1, 1999. The term of the agreement is 18 months. For the period commencing on the date which is 30 days after the consummation of this Offering, and terminating on the 181st day after the consummation of this Offering, Mr. Spivack has the option to sell to the Company shares of Common Stock in an amount up to $200,000, calculated based on the average daily closing price during the period preceding exercise of the option. However, this option cannot be exercised without a prior written consent of J.P. Morgan Securities Inc. If EarthWeb terminates the agreement for "cause", as defined in the agreement, Mr. Spivack will be entitled to up to 12 months compensation plus bonuses. If EarthWeb terminates the agreement without "cause", Mr. Spivack will be entitled to up to 18 months compensation plus bonuses. If Mr. Spivack terminates the agreement for "cause", as defined in the agreement, he may be entitled to up to 15 months compensation plus bonuses. If Mr. Spivack terminates the agreement without "cause", he may be entitled to up to 12 months compensation plus bonuses. The agreement prohibits Mr. Spivack from competing with the Company during the term of the agreement and for two years thereafter, subject to an additional two-year extension.

The Company entered into an employment agreement with Irene Math dated November 4, 1996, pursuant to which Ms. Math serves as Vice President, Finance of the Company. The agreement provides for an initial annual base salary of $115,000, subject to cost of living increases. Ms. Math is also entitled to receive bonuses payable in accordance with management bonus programs established by the Company. The agreement is terminable at any time by either party. In the event of (i) the involuntary termination of Ms. Math by the Company for reasons set forth in the agreement, or (ii) a change of control, Ms. Math is entitled to receive (a) up to six months salary and benefits, and (b) the vesting of an additional 15% of any unvested stock options. The agreement prohibits Ms. Math from competing with the Company during the term of the agreement and for one year thereafter.

The Company entered into an employment agreement with William Gollan dated November 3, 1997, pursuant to which Mr. Gollan serves as Senior Vice President of the Company. Mr. Gollan was paid a one-time signing bonus of $42,500.
The agreement provides for an initial annual base salary of $137,500, subject to increase upon certain specified business results being achieved, plus bonuses. If Mr. Gollan is terminated "without cause" as defined in the agreement, he is entitled to up to nine months salary and benefits. Pursuant to the terms of his stock option agreement, upon a termination of Mr. Gollan without cause or the occurrence of certain significant events, the vesting of certain of Mr. Gollan's stock options will accelerate. The agreement prohibits Mr. Gollan from competing with the Company during the term of the agreement and one year thereafter.

BENEFIT PLANS

Stock Option Plan

The Company's 1996 Amended and Restated Stock Plan, (as amended to date, the "Stock Plan") was adopted by the Board of Directors of the Company in October 1996 and was subsequently ratified by the stockholders of the Company. The Stock Plan provides for the grant of incentive stock options and non-qualified stock options. The Stock Plan also provides for the issuance of stock appreciation rights and restricted stock. Directors, employees and consultants of the Company are eligible to receive grants under the Stock Plan. The Stock Plan is administered by the Compensation Committee. The Stock Plan authorizes 646,857 shares of Common Stock for issuance, subject to adjustment as set forth in the Stock Plan. As of December 31, 1997, options relating to 201,489 shares of Common Stock were outstanding and approximately 445,368 remained available for future grants. No stock appreciation rights of restricted stock have been granted under the Stock Plan. Twenty six thousand options to purchase Common Stock at the exercise price equal to the initial public offering price were granted under the Stock Plan in November 1998 to certain new employees of the Company. Following the consummation of the Offering no additional options shall be granted under the Stock Plan.

1998 Stock Incentive Plan

The Company's 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan") was adopted by the Board of Directors in November 1998 and has been approved by the Company's stockholders. 795,000 shares of Common Stock have been reserved for issuance under the 1998 Stock Incentive Plan, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to two percent (2%) of the number of shares outstanding as of such date or a lesser number of shares determined by the Compensation Committee (of which up to 159,000 shares have been reserved for issuance as Incentive Stock Options (as defined below)), plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to the lesser of (i) 400,000 shares, (ii) four tenths of one percent (.4%) of the number of shares outstanding as of such date or (iii) a lesser number of shares determined by the Compensation Committee , subject to adjustment in the event of stock split, stock dividend or other similar change in the Company's capital structure, as set forth in the 1998 Stock Incentive Plan. The 1998 Stock Incentive Plan will become effective upon the closing of the Offering and will serve as a successor to the Stock Plan.

The purpose of the 1998 Stock Incentive Plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants of the Company and to promote the success of the Company's business. The 1998 Stock Incentive Plan provides for the granting to the Company's employees of options to purchase Common Stock that are designated to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as "incentive stock options" ("Incentive Stock Options") and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares, and other equity-based rights ("1998 Awards") to employees, directors and consultants of the Company.

The 1998 Stock Incentive Plan is administered by the Compensation Committee, which shall determine the provisions, terms and conditions of each 1998 Award, including, but not limited to, the 1998 Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon exercise of the 1998 Award, payment contingencies and satisfaction of any performance criteria.

Incentive Stock Options are not transferable by the optionee other than by will or the laws of descent and distribution, and each Incentive Stock Option is exercisable during the lifetime of the optionee only by such optionee. Other 1998 Awards shall be transferable to the extent provided in the agreement evidencing the 1998 Award.

The exercise price of Incentive Stock Options must be at least equal to the fair market value of the Common Stock on the date of grant, and the term of the option must not exceed ten years. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any Incentive Stock Option must equal at least 110% of the fair market value of the Common Stock on the grant date and the term of the option must not exceed five years. The term of other 1998 Awards will be determined by the Compensation Committee. The exercise price or purchase price of nonstatutory stock options will be such price as determined by the Compensation Committee, but will not be less than 85% of the fair market value of the stock, and the exercise price or purchase price, if any, of other 1998 Awards will be such price as determined by the Compensation Committee. The consideration to be paid for the shares of Common Stock upon exercise or purchase of a 1998 Award will be determined by the Compensation Committee and may include cash, check, promissory note, shares of Common Stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the 1998 Award.

Where the 1998 Award agreement permits the exercise or purchase of a 1998 Award for a certain period of time following the recipient's termination of service with the Company, disability, or death, such 1998 Award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of such 1998 Award, whichever occurs first.

Unless terminated sooner, the 1998 Stock Incentive Plan will terminate automatically in 2008. The Board has the authority to amend, suspend or terminate the 1998 Stock Incentive Plan subject to stockholder approval of certain amendments and provided no such action may affect 1998 Awards previously granted under the 1998 Stock Incentive Plan unless agreed to by the affected grantees.

1998 Employee Stock Purchase Plan

The Company's 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan") was approved by the Board of Directors in November 1998 and has been approved by the Company's stockholders and will become effective upon the closing of the Offering. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code in order to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. An aggregate of 159,000 shares of the Company's Common Stock has been reserved for issuance under the Stock Purchase Plan and is available for purchase thereunder, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to the lesser of (i) 400,000 shares, (ii) two percent (2%) of the outstanding shares on such date or (iii) a lesser number of shares determined by the Compensation Committee, subject to adjustment in the event of a stock split, stock dividend or other similar change in the Common Stock or the capital structure of the Company. Except for any employees (i) who, after giving effect to the grant under the Stock Purchase Plan, would own shares and options equal to 5% or more of the total voting power of the Company's outstanding Common Stock, (ii) whose rights under all of the Company's stock purchase plans accrue at a rate exceeding $25,000 per year, (iii) whose customary employment is 20 or fewer hours per week or 5 or fewer months per year or (iv) who are subject to laws of a foreign jurisdiction that prohibit or make impracticable such employees participation in the Stock Purchase Plan, all employees of the Company are eligible to participate in the Stock Purchase Plan.

Offer periods under the Stock Purchase Plan ("Offer Periods") are generally overlapping periods of 24 months. The initial Offer Period commences on the closing date of the Offering. Additional Offer Periods will commence each August 1 and February 1. Purchase periods under the Stock Purchase Plan ("Purchase Periods") are generally six month periods, with the initial Purchase Period commencing on the closing date of the Offering. Thereafter, Purchase Periods will commence each August 1 and February 1. Exercise dates under the Stock Purchase Plan ("Exercise Dates") are the last day of each Purchase Period. An Offer Period may be shortened in the event of a merger of the Company with or into another corporation, the sale of all or substantially all of the assets of the Company, or certain other transactions.

On the first day of each Offer Period, a participating employee is granted a purchase right which is a form of option to be automatically exercised on the forthcoming Exercise Dates within the Offer Period during which deductions are to be made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the Stock Purchase Plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of Common Stock of the Company. The price per share at which shares of Common Stock are to be purchased under the Stock Purchase Plan during any Purchase Period is the lesser of (a) the fair market value of the Common Stock (as defined in the Stock Purchase Plan) on the date of the grant of the option (the commencement of the Offer Period) or (b) the fair market value of the Common Stock (as defined in the Stock Purchase Plan) on the Exercise Date (the last day of a Purchase Period). The participant's purchase right is exercised in this manner on both Exercise Dates arising in the Offer Period unless, on the first day of any Purchase Period, the fair market value of the Common Stock is lower than the fair market value of the Common Stock on the first day of the Offer Period. If so, the participant's participation in the original Offer Period is terminated, and the participant is automatically enrolled in the new Offer Period effective the same date.

Payroll deductions may range from 1% to 15% (in whole percentage increments) of a participant's regular base pay, exclusive of overtime, bonuses, shift-premiums or commissions, but not more than $21,250 per year. Participants may not make additional payments to their accounts. The maximum number of shares of Common Stock which any employee may purchase under the Stock Purchase Plan during a Purchase Period is determined by dividing 15% of the employee's regular base pay by the applicable purchase price. Certain additional limitations on the amount of Common Stock which may be purchased during any calendar year are imposed by the Code.

The Stock Purchase Plan will be administered by the Compensation Committee, which will have the authority to terminate or amend the Stock Purchase Plan (subject to specified restrictions) and otherwise to administer the Stock Purchase Plan and to resolve all questions relating to the administration of the Stock Purchase Plan.

401(k) Plan

The Company maintains a 401(k) retirement savings plan (the "401(k) Plan"). All employees of the Company, meeting certain minimum eligibility requirements are eligible to participate in the 401(k) Plan. The 401(k) Plan provides that the employee may contribute up to 15% of his or her pre-tax gross compensation (but not greater than a statutorily prescribed annual limit). The 401(k) Plan permits, but does not require, additional contributions to the 401(k) Plan by the Company. All amounts contributed by the employee participants in conformance with plan requirements and earnings on such contributions are fully vested at all times. For the year ended December 31, 1997, the Company did not contribute to the 401(k) Plan.

SUMMARY OF EXECUTIVE COMPENSATION

The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities to the Company during the year ended December 31, 1997 for: (i) the Chief Executive Officer of the Company and (ii) each other executive officers of the Company whose salary and bonus exceeded $100,000 in 1997 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                              -------------------------------------------
                                                                LONG-TERM
                                                             COMPENSATION
                                                                   AWARDS
                                   ANNUAL COMPENSATION       ------------
                                                               SECURITIES
NAME AND                                        OTHER ANNUAL   UNDERLYING
PRINCIPAL POSITION              SALARY BONUS(1) COMPENSATION      OPTIONS
------------------            -------- -------- ------------ ------------
Jack D. Hidary
 Chief Executive Officer and
 President                    $160,000  $10,000          --           --
Nova Spivack(2)
 Executive Vice President,
 Strategic Planning            130,000   10,000          --           --
Murray Hidary
 Executive Vice President,
 Business Development          130,000   10,000          --           --
Irene Math
 Vice President, Finance       118,000   10,000          --        29,249

-------
(1) Represents bonuses earned in 1997, one-half of which was paid in 1998.
(2) Mr. Spivack was Executive Vice President, Strategic Planning through July 1998.

OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1997

The following table sets forth information regarding stock options granted pursuant to the Stock Plan during the fiscal year ended December 31, 1997 to each of the Named Executive Officers. The Company has never granted stock appreciation rights.

                         ---------------------------------------------------------------------------
                                   OPTION GRANTS IN LAST FISCAL YEAR
                                           INDIVIDUAL GRANTS
                         -----------------------------------------------------
                                            PERCENT OF
                                         TOTAL OPTIONS                         POTENTIAL REALIZABLE
                                            GRANTED TO                           VALUE AT ASSUMED
                                        EMPLOYEES (NET                              ANNUAL RATES
                          NUMBER OF OF FORFEITURES) IN                                  OF
                         SECURITIES        FISCAL YEAR  EXERCISE OR                 STOCK PRICE
                         UNDERLYING              ENDED         BASE              APPRECIATION FOR
                            OPTIONS       DECEMBER 31,    PRICE PER EXPIRATION    OPTION TERM(4)
NAME                     GRANTED(1)            1997(2) ($/SHARE)(3)       DATE         5%        10%
----                     ---------- ------------------ ------------ ---------- ---------- ----------
Jack D. Hidary..........      --           --             $ --           --           --         --
Nova Spivack............      --           --               --           --           --         --
Murray Hidary...........      --           --               --           --           --         --
Irene Math..............   17,518          8.7%           $1.54      2/18/04     $293,469   $416,813
                           11,731          5.8%           $3.08      9/30/04     $178,456   $261,054

-------
(1) Such options were granted pursuant to and in accordance with the Stock Plan. See "Benefit Plans--Stock Option Plan."
(2) Based on an aggregate of 201,489 options granted (net of forfeitures) to employees in the year ended December 31, 1997, including options granted to Named Executive Officers.
(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of the grant as determined by the Board of Directors. The Company determined fair market value of the Common Stock on the date of the grant based upon the most recent price paid by a third party for the Company's Preferred Stock with an appropriate discount as a result of the Preferred Stock having a liquidation preference, the right to board representation and a cumulative preferred dividend.
(4) Potential realizable values are computed by (i) multiplying the number of shares of Common Stock subject to a given option by an assumed initial public offering price of $13.00 per share, (ii) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire seven-year term of the option and (iii) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. Actual gains, if any, resulting from stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock, overall stock market conditions and the option holder's continued employment with the Company through the vesting period. There can be no assurance that the amounts reflected in this table will be achieved.

DECEMBER 31, 1997 -- FISCAL YEAR END OPTION VALUES

The following table sets forth information concerning unexercised options held by the Named Executive Officers as of December 31, 1997. The values of unexercised in-the-money options represent the positive spread between the respective exercise prices of outstanding stock options and an assumed initial public offering price of $13.00 per share.

                             ---------------------------------------------------
                               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                                      AND FISCAL YEAR-END OPTION VALUES
                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                                    OPTIONS AT                OPTIONS AT
                                  FISCAL YEAR END         FISCAL YEAR END(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Jack D. Hidary..............         --            --          --            --
Nova Spivack................         --            --          --            --
Murray Hidary...............         --            --          --            --
Irene Math..................         --         29,249         --       $317,128

-------
(1) Based on the value of $13.00, the assumed initial public offering price per share, minus the per share exercise price, multiplied by the number of shares issuable upon exercise of the option.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

On August 1, 1998, Messrs. Jack D. Hidary, Cary Davis and Henry Kressel were appointed as members of the Compensation Committee. Mr. Hidary has served as President and Chief Executive Officer of the Company since April 1996. Mr. Hidary is also a member of GNP, which is the controlling member of EarthWeb LLC. Mr. Hidary will abstain from Compensation Committee decisions regarding his own compensation. Mr. Davis has served with E.M. Warburg, Pincus & Co., LLC since October 1994 and has been a Vice President since January 1998. Dr. Kressel has served with E.M. Warburg, Pincus & Co., LLC since 1983 and has been a Managing Director since 1985. In October 1996, the Company issued 2,925,000 shares of Common Stock to EarthWeb LLC and assumed substantially all of the liabilities of EarthWeb LLC in exchange for substantially all of the assets of EarthWeb LLC. At the time of such transaction, EarthWeb LLC was the sole owner of Common Stock then outstanding and, consequently, the members of EarthWeb LLC (which included GNP, of which Messrs. Jack D. Hidary, Murray Hidary and Nova Spivack were the members at such time) retained their proportionate interests in EarthWeb through the ownership by EarthWeb LLC of such Common Stock. In June 1998, the Company issued 433,965 shares of its Common Stock to EarthWeb LLC for an aggregate purchase price of $3.7 million. In October 1996, the Company issued 653,111 shares of Series A Preferred Stock to Warburg in a private placement for an aggregate purchase price of approximately $6.7 million, of which $4.9 million was received by the Company and the remainder was used to repay certain investors and cover the transaction costs. In June 1997, the Company issued 598,086 shares of Series B Preferred Stock to Warburg for an aggregate purchase price of $10.0 million. All of the Series A Preferred Stock and Series B Preferred Stock are convertible into Common Stock at the ratio of
1.95 shares of Common Stock for each share of Preferred Stock and will be converted into 2,439,833 shares of Common Stock upon the consummation of the Offering by Warburg in accordance with its agreement with the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of November 9, 1998 (assuming the Preferred Stock Conversion) and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by the Company to own beneficially 5% or more of the Common Stock, (ii) the Company's directors and Named Executive Officers, (iii) all directors and executive officers of the Company as a group. In addition, in connection with the Offering, certain members of EarthWeb LLC will redeem all or a portion of their interest in EarthWeb LLC for a pro rata distribution of shares of Common Stock held by EarthWeb LLC (the "Redemption"). Immediately following the Redemption, GNP will ratably distribute the shares of Common Stock which it received in the Redemption to its members, Jack D. Hidary, Murray Hidary and Nova Spivack (collectively, the "GNP Members"). Immediately after that distribution, Nova Spivack will resign from GNP. Warburg, Pincus Ventures, L.P. and the GNP Members (the "Selling Stockholders") will be selling shares in the Offering, if and to the extent that the Underwriters exercise the overallotment option.

                                -----------------------------------------------
                                BENEFICIAL OWNERSHIP  BENEFICIAL OWNERSHIP
                                 PRIOR TO OFFERING(2) AFTER OFFERING(2)(3)
NAME AND ADDRESS OF
BENEFICIAL OWNERS(1)(2)           NUMBER     PERCENT    NUMBER     PERCENT
-----------------------         ----------- ----------  ------     -------
EarthWeb LLC(3)................   3,358,965    57.88%     110,958     *
Warburg, Pincus Ventures,
 L.P.(5).......................   2,439,833    42.04%   2,439,833    30.87%
Jack D. Hidary(6)(7)...........   3,468,888    58.68%   1,154,137    14.41%
Murray Hidary(6)(7)............   3,468,888    58.68%   1,154,137    14.41%
Nova Spivack(6)(7).............   3,468,888    58.68%     557,509     6.96%
Global Network Partners
 LLC(3)(7).....................   3,468,888    58.68%     220,915     *
Cary Davis(8)..................   2,439,833    42.04%   2,439,833    30.87%
Henry Kressel(8)...............   2,439,833    42.04%   2,439,833    30.87%
Irene Math(9)..................      17,525     *          17,525     *
All Directors and executive
 officers as a group (10
 persons)(6)(7)(8)(10).........   5,911,203   100.00%   5,911,203    73.79%

-------
*  Less than 1%
(1) Unless otherwise noted, the address of each of the persons listed is 3 Park Avenue, New York, New York 10016.
(2) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Prospectus through the exercise of any option, warrant or right. Shares of Common Stock subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 5,911,203 shares of Common Stock outstanding as of November 9, 1998, and 8,011,203 shares of Common Stock outstanding as of the close of the Offering, respectively.
(3) In connection with this Offering, EarthWeb LLC is distributing a portion of its interest, and GNP, upon such distribution by EarthWeb LLC, is distributing a portion of its interest, in the Common Stock on a pro rata basis to its respective partners, as described above.
(4) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Selling Stockholders will sell an aggregate of 315,000 additional shares of Common Stock. Specifically, Warburg, Pincus Ventures, L.P. will sell 189,000 shares, Jack D. Hidary will sell 48,510 shares, Murray Hidary will sell 48,510 shares, and Nova Spivack will sell 28,980 shares, and will beneficially own 2,250,833 and 1,105,627, 1,105,627 and 528,529 shares, or 28.48%, 13.80%, 13.80% and 6.60% of the
Company's outstanding Common Stock, respectively, after completion of the Offering.
(5) The sole general partner of Warburg, Pincus Ventures, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMWP"), manages Warburg. The members of EMWP are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both WP and EMWP. WP has a 15% interest in the profits of Warburg as the general partner and also owns approximately 1.5% of the limited partnership interests in Warburg. Henry Kressel, a director of the Company, is a Managing Director of EMWP, and thus may be deemed to have an indirect, pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an undeterminate portion of the shares beneficially owned by Warburg and WP. The address for Warburg is 466 Lexington Avenue, New York, New York 10017.

(6) Jack D. Hidary, Murray Hidary and Nova Spivack are members of GNP, which is owned 38.5% by Jack D. Hidary, 38.5% by Murray Hidary and 23% by Nova Spivack. GNP is the managing member of EarthWeb LLC and, as a result, is a controlling member of EarthWeb LLC and thus may be deemed to beneficially own the shares of Common Stock owned by EarthWeb LLC. Jack D. Hidary, Murray Hidary and Nova Spivack each disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(7) Includes 109,923 shares subject to stock options that are exercisable within 60 days (including options which vest upon the completion of the Offering) and shares issued upon the exercise of certain stock options, which are the subject of various Voting Trust Agreements between the Company, Global Network Partners LLC and certain optionholders of the Company, including the 17,525 shares beneficially owned by Ms. Math and 52,882 shares beneficially owned by all directors and officers as a group. Pursuant to such agreement, Global Network Partners LLC (which is owned by Jack D. Hidary, Murray Hidary and Nova Spivack) has the right to vote shares received upon the exercise of such options, and thus may be deemed to beneficially own the shares of stock subject to such options. Jack D. Hidary, Murray Hidary and Nova Spivack each disclaim beneficial ownership of such shares.
(8) All of the shares indicated as owned by Dr. Kressel and Mr. Davis are owned directly by Warburg and are included because of Dr. Kressel's and Mr. Davis' affiliation with Warburg. Dr. Kressel and Mr. Davis disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act.
(9) Includes 15,575 shares subject to stock options that are exercisable within 60 days (includes options which vest upon the completion of the Offering).
(10) Includes 50,932 shares subject to stock options that are exercisable within 60 days (includes options which vest upon the completion of the Offering).

As of November 9, 1998, the Company had 41 holders of its Common Stock.

                              CERTAIN TRANSACTIONS

In October 1996, the Company issued 2,925,000 shares of Common Stock to EarthWeb LLC and assumed substantially all of the liabilities of EarthWeb LLC in exchange for substantially all of the assets of EarthWeb LLC. At the time of such transaction, EarthWeb LLC was the sole owner of Common Stock then outstanding and, consequently, the members of EarthWeb LLC (which included GNP, of which Messrs. Jack D. Hidary, Murray Hidary and Nova Spivack were the members at such time) retained their proportionate interests in EarthWeb through the ownership by EarthWeb LLC of such Common Stock.

In October 1996, the Company issued 653,111 shares of Series A Preferred Stock to Warburg in a private placement for an aggregate purchase price of approximately $6.7 million, of which $4.9 million was received by the Company and the remainder was used to repay certain investors and cover the transaction costs. In June 1997, the Company issued 598,086 shares of Series B Preferred Stock to Warburg for an aggregate purchase price of $10.0 million. All of the Series A Preferred Stock and Series B Preferred Stock is convertible into Common Stock at the ratio of 1.95 shares of Common Stock for each share of Preferred Stock and will be converted into 2,439,833 shares of Common Stock upon the consummation of the Offering by Warburg pursuant to its agreement with the Company. In June 1998, the Company issued 433,965 shares of its Common Stock to EarthWeb LLC for an aggregate purchase price of $3.7 million.

The controlling member of EarthWeb LLC is GNP, the members of which are Jack D. Hidary, Murray Hidary and Nova Spivack, directors of the Company. As of November 9, 1998, Warburg held approximately 42% of the capital stock of the Company. Warburg is entitled to demand and piggyback registration rights with respect to the Common Stock issuable upon the conversion of the Series A Preferred Stock and the Series B Preferred Stock, and EarthWeb LLC, GNP, and the GNP Members have the same registration rights with respect to any Common Stock held by them. See "Description of Capital Stock--Registration Rights."

Pursuant to certain provisions of the Shareholders Agreement, Warburg granted GNP an option to purchase up to 10% of the shares that Warburg receives upon conversion of its Preferred Stock, subject to Warburg realizing a return of at least five times on its investment. The rights become conditionally exercisable upon the consummation of certain sales of the Company and upon the closing of certain public offerings (including the Offering) after the expiration of any restrictions on resale of such shares.

Holders of stock options under the Stock Plan and stock issued upon exercise of stock options (collectively, "Optionees") have entered into a Voting Trust Agreement among such parties, the Company and GNP (the "Voting Trust Agreement"). Under the Voting Trust Agreement, Optionees have provided GNP with voting power with respect to all shares of Common Stock issued upon the exercise of their options and have given the Company the right to purchase such shares in certain events. The Voting Trust Agreement terminates six months after the Company completes an underwritten public offering in which it realizes proceeds in excess of $10,000,000.

The Company has entered into a consulting agreement with Nova Spivack dated as of August 1, 1998. See "Management--Employment and Consulting Agreements." Pursuant to the above-referenced consulting agreement, certain repurchase rights with respect to Mr. Spivack's interests in GNP were waived.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

The Company's authorized capital stock consists of 21,750,000 shares of Common Stock, $.01 par value, and 4,750,000 shares of preferred stock (the "Preferred Stock"), $.01 par value, of which 2,000,000 shares have not been designated ("Undesignated Preferred Stock") and 2,750,000 shares have been designated as follows: (i) 1,000,000 shares are designated as Series A Convertible Preferred Stock (the "Series A Preferred"), (ii) 600,000 shares are designated as Series B Convertible Preferred Stock (the "Series B Preferred"), and (iii) 1,150,000 shares are designated as Series C Convertible Preferred Stock (the "Series C Preferred"). Immediately prior to the completion of the Offering, there will be 5,803,761 shares of Common Stock outstanding (assuming no exercise of outstanding options and giving effect to the issuance of 2,439,833 shares of Common Stock upon the Preferred Stock Conversion) and the shares of Series A Preferred, Series B Preferred, and Series C Preferred will cease to be authorized upon the Preferred Stock Conversion. Concurrently with the completion of the Offering, the Company plans to amend and restate its Certificate of Incorporation to (i) cancel and retire all currently authorized shares of Preferred Stock, and (ii) integrate the Company's Certificate of Incorporation and the amendment thereto into one document (the "Amended and Restated Certificate of Incorporation").

The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Registration Statement, of which this Prospectus is a part, and applicable law.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Subject to the rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offering when payment is received therefor will be, fully paid and nonassessable.

UNDESIGNATED PREFERRED STOCK

The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to issue shares of Undesignated Preferred Stock from time to time in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications, of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of such preferred stock could:
(i) decrease the amount of earnings and assets available for distribution to holders of Common Stock; (ii) adversely affect the rights and powers, including voting rights, of holders of Common Stock and (iii) have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present plans to issue any shares of Undesignated Preferred Stock.

REGISTRATION RIGHTS

Six months after the consummation of this Offering, Warburg and the holders of a majority of the Common Stock held by the GNP Members, GNP and the members holding a majority interest in EarthWeb LLC are entitled to demand registration rights with respect to an aggregate of 5,798,798 shares of Common Stock (assuming the Preferred Stock Conversion) (the "Registrable Securities"). Pursuant to these rights, such shareholders may require that the Company file up to an aggregate of six registration statements under the Securities Act, subject to certain minimum size and other conditions. In addition, if the Company proposes to register any of its securities under the Securities Act, whether for its own account or for any of its shareholders, holders of the Registrable Securities are entitled, subject to certain restrictions and limitations, to include their Registrable Securities in such registration. The Company is required to bear substantially all registration and selling expenses (except for underwriting discounts, selling expenses and the fees and expenses of more than one counsel representing holders of Registrable Securities) in connection with the above-described registrations. The foregoing registration rights are transferable in certain circumstances and may be amended or waived only with the written consent of the Company and a specified number of holders of Registrable Securities.

LIMITATION ON DIRECTORS' LIABILITIES

The Amended and Restated Certificate of Incorporation limits, to the maximum extent permitted by the DGCL, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, except in certain circumstances involving certain wrongful acts, such as a breach of the director's duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

Section 145 of the Delaware General Corporation Act permits the Company to indemnify officers, directors or employees against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with legal proceedings "if [as to any officer, director or employee] he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal act or proceeding, had no reasonable cause to believe his conduct was unlawful," provided that with respect to actions by, or in the right of the corporation against, such individuals, indemnification is not permitted as to any matter as to which such person "shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper." Individuals who are successful in the defense of such action are entitled to indemnification against expenses reasonably incurred in connection therewith.

The Amended and Restated By-Laws of the Company require the Company to indemnify directors and officers against liabilities which they may incur under the circumstances set forth in the preceding paragraph.

The Company plans to maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

ANTI-TAKEOVER PROVISIONS

General

Certain provisions of the DGCL and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws may delay, discourage or prevent a change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions also may render the removal of directors and management more difficult. Such provisions may discourage bids for Common Stock at a premium over the market price and may adversely affect the market price and voting and other rights of the holders of Common Stock. See "Risk Factors--Anti-Takeover Provisions."

Amended and Restated Certificate of Incorporation and Amended and Restated By-
Laws

Certain provisions of the DGCL and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws may delay, discourage or prevent a change in control of the Company. In particular, the Amended and Restated Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms. The existing directors' current terms will expire as follows: Nova Spivack's term shall expire at the first succeeding annual meeting of the stockholders following the Offering; Murray Hidary's and Cary Davis' terms shall expire at the second succeeding annual meeting of the stockholders following the Offering and Jack
D. Hidary's and Henry Kressel's terms shall expire at the third succeeding annual meeting of the stockholders following the Offering. At each such succeeding annual meeting of stockholders, directors elected to succeed those directors whose terms are expiring at such meeting shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders following such election. The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this, in turn, will permit the Board of Directors to more effectively represent the interest of stockholders. With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board of Directors. As a result, a provision of the Amended and Restated Certificate of Incorporation relating to a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the Common Stock because such provision could operate to prevent obtaining control of the Company in a relatively short period of time. The Board classification provision also could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. No director may be removed by the stockholders from office, except with the affirmative vote of not less than two-thirds of the total voting power of all outstanding securities of the Company for cause.

The Amended and Restated By-Laws provide that special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors, the President or the Board of Directors of the Company. The Amended and Restated By-Laws require advance written notice, which generally must be received by the Secretary of the Company not less than 30 days nor more than 60 days prior to a meeting of stockholders (subject to certain exceptions) of a proposal or director nomination which a stockholder desires to present at such a meeting.

The Amended and Restated Certificate of Incorporation allows the Company to issue up to 2,000,000 shares of Undesignated Preferred Stock, which could adversely affect the interests of holders of Common Stock, could decrease the amount of earnings or assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of Common Stock. See "--Undesignated Preferred Stock" above. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock, as well as having the anti-takeover effect discussed above.

Upon consummation of the Offering, all amendments to the provisions of the Amended and Restated Certificate of Incorporation relating to the classified Board must be approved by the holders of 66 2/3% of the outstanding capital stock entitled to vote and all amendments to the Amended and Restated By-Laws must be approved by either the holders of 66 2/3% of the outstanding capital stock entitled to vote or by a majority of the Board of Directors.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the shares of Common Stock, and, as a consequence, they also may inhibit fluctuations in the market price of the shares of Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Anti-Takeover Provisions."

DELAWARE LAW

The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Laws, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock, other than "interested stockholders" prior to the time the Common Stock of the Company is quoted on Nasdaq. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon consummation of the Offering approximately 7,903,761 shares of Common Stock will be outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options). Of these shares, the 2,100,000 shares of Common Stock sold in the Offering (assuming no exercise of the Underwriters' over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except for certain manner of sale, volume limitations and other restrictions with respect to any shares held by an affiliate of the Company within the meaning of Rule 144 (a "Company Affiliate"), which will be subject to the resale limitations of Rule 144 (excluding the holding period requirement). Under Rule 144 a person is an affiliate of an entity if such person directly or indirectly controls or is controlled by or is under common control with such entity and may include certain officers and directors, principal stockholders and certain other stockholders with special relationships. This Prospectus may not be used in connection with any resale of shares of Common Stock acquired in the Offering by Company Affiliates.

In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of Common Stock are aggregated), including persons who may be deemed Company Affiliates, would be entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock (i.e., approximately 79,038 shares immediately after consummation of the Offering (assuming no exercise of the Underwriters' over-allotment option)) or (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions as to the manner of sale (which restrictions are proposed to be eliminated), notice requirements and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from the Company or the date they were acquired from a Company Affiliate, a shareholder who is not a Company Affiliate at the time of sale and who has not been a Company Affiliate for at least three months prior to the sale would be entitled to sell shares of Common Stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof. In addition, any employee, director or officer of, or consultant to, the Company who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 of the Securities Act, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case, commencing 90 days after the date of this Prospectus.

Following the Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register 795,000 and 159,000 shares of Common Stock reserved or to be available for issuance pursuant to the Company's stock plans. Shares of Common Stock issued pursuant to such plans generally will be available for sale in the open market by holders who are not Company Affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are Company Affiliates, unless such shares are subject to vesting restrictions or the contractual restrictions described below.

On the date of this Prospectus (assuming no exercise of the Underwriters' over-allotment option), 5,803,761 shares are "restricted securities" as defined in Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144. Of the 5,803,761 "restricted securities," and without consideration of the contractual restrictions described below, none of the shares would be available for immediate sale in the public market without restriction pursuant to Rule 144(k). Beginning 90 days after the date of this Prospectus, and without consideration of the contractual restrictions described below, approximately 4,963 shares would be eligible for sale in reliance upon Rule 701. The holders of the remaining approximately 5,798,798 restricted securities will not be able to sell such shares pursuant to Rule 144 until a one-year period has elapsed since the shares were acquired from the Company or an "affiliate" of the Company, all of which such periods will end in November 1999. Furthermore, holders of an aggregate of 5,798,798 shares are entitled to piggyback registration rights, and demand registration rights. To date, none of these holders has indicated an intention to exercise such demand registration rights. See "Description of Capital Stock--Registration Rights."

The Company and the shareholders, officers and directors of the Company have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus they will not (i) offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive Common Stock or any such substantially similar securities or (ii) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of Common Stock or any securities substantially similar to the Common Stock (other than (x) pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus and (y) the issuance of Common Stock in connection with the transactions described in this Prospectus), without the prior written consent of J.P. Morgan Securities Inc. See "Underwriting."

As a result of these contractual restrictions and the provisions of Rules 144 and 701, approximately 2,444,796 shares will be eligible for sale beginning 180 days after the date of this Prospectus. Additional shares may be available if options are exercised between the date of this Prospectus and 180 days after the date of this Prospectus.

Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made of the effect, if any, that sales of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market or otherwise, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Underwriters named below, for whom J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Volpe Brown Whelan & Company, LLC are acting as representatives (the "Representatives") and Wit Capital Corporation ("Wit Capital") is facilitating online distribution ("e-Manager(TM)"), have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite their names below.

UNDERWRITERS                                                    NUMBER OF SHARES
------------                                                    ----------------
J.P. Morgan Securities Inc.....................................
Bear, Stearns & Co. Inc........................................
Volpe Brown Whelan & Company, LLC..............................
                                                                   ---------
  Total........................................................    2,100,000
                                                                   =========

The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. Under the terms and conditions of the Underwriting Agreement, all of the Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken.

The Underwriters propose initially to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $    per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to certain other dealers. After the
initial public offering of the Common Stock, the offering price and other selling terms may be changed from time to time by the Underwriters.

Pursuant to the Underwriting Agreement, the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to 315,000 additional shares of Common Stock, on the same terms and conditions as set forth on the cover page hereof. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of shares of Common Stock offered hereby. To the extent such option is exercised, each of the Underwriters will have a commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by it as shown in the table above bears to the total number shares of Common Stock initially offered hereby.

The Company and the stockholders, officers and directors of the Company have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus they will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive Common Stock or any such substantially similar securities or (ii) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of Common Stock or any securities substantially similar to the Common Stock (other than (x) pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus and (y) the issuance of Common Stock in connection with the transactions described in this Prospectus), without the prior written consent of J.P. Morgan Securities Inc.

The Underwriters have reserved for sale, at the initial public offering price, shares of the Common Stock for certain directors, officers, employees, friends and family of the Company who have expressed an interest in purchasing such shares of Common Stock in the Offering. Such persons are expected to purchase, in the aggregate, not more than 5% of the

Common Stock offered in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.

The Underwriters, at the request of the Company, have reserved for sale at the initial public offering price up to 105,000 shares of Common Stock to subscribers to EarthWeb's online services who express an interest in purchasing such shares. The sale of such shares will be made by Wit Capital acting as e-Manager(TM) in the Offering. Purchases of reserved shares are to be made through an account at Wit Capital in accordance with Wit Capital's procedures for opening an account and transacting in securities. Any reserved shares not purchased by subscribers to EarthWeb's online services will be offered by the Underwriters on the same basis as other shares offered hereby.

The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby has been determined by agreement between the Company and the Underwriters. Among the factors considered in making such determination were the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering and the prices of similar securities of generally comparable companies. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market at or above the initial public offering price.

Robert Lessin is the Chairman, Chief Executive Officer and a substantial shareholder of Wit Capital, one of the Underwriters. Mr. Lessin is the sole shareholder of RHL Ventures, LLC ("RHL"). RHL purchased certain interests in EarthWeb LLC (the controlling shareholder of the Company) equivalent to 29,173 shares of Common Stock. Pursuant to the regulations of the National Association of Securities Dealers, Inc. the difference between the price per share paid by Mr. Lessin (determined based on the purchase price of the EarthWeb LLC interests) and the public offering price per share of Common Stock is deemed to be underwriting compensation.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The balance sheets of EarthWeb Inc. as of December 31, 1996 and 1997 and the statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, have been included in this Registration Statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 with respect to the Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which such reference is hereby made. Copies of the Registration Statement, including the exhibits and schedules thereto, may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of all or a portion of the Registration Statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees.

As a result of the Offering, the Company will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the Common Stock for quotation on the Nasdaq National Market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                 EARTHWEB INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants......................................... F-2

Balance Sheets at December 31, 1996 and 1997 and September 30, 1998
 (unaudited).............................................................. F-3

Statements of Operations for the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998 (unaudited)... F-4

Statements of Cash Flows for the years ended December 31, 1995, 1996 and
 1997 and the nine months ended September 30, 1997 and 1998 (unaudited)... F-5

Statements of Stockholders' Equity for the years ended December 31, 1995,
 1996 and 1997 and the nine months ended September 30, 1998 (unaudited)... F-6

Notes to Financial Statements............................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
EarthWeb Inc.:

We have audited the accompanying balance sheets of EarthWeb Inc. as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EarthWeb Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                  PricewaterhouseCoopers LLP

New York, New York
March 31, 1998, except paragraphs 5 and 6 of
 Note 11 which the date is November 4, 1998

                                 EARTHWEB INC.

                                 BALANCE SHEETS

                            ---------------------------------------------------
                                    AS OF
                                 DECEMBER 31,           AS OF      PRO FORMA AS
                            -----------------------   SEPT. 30,    OF SEPT. 30,
                                  1996         1997      1998          1998
                            ----------  -----------  ------------  ------------
                                                             (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash
   equivalents............  $3,779,368  $ 4,775,153  $  2,643,292  $  2,643,292
  Restricted cash.........         --       512,000       287,000       287,000
  Stockholder receivable..         --           --            --            --
  Accounts receivable,
   net....................     101,179      375,961       766,567       766,567
  Prepaid expenses and
   other current assets...      75,921      235,242       236,250       236,250
  Assets of discontinued
   operations (accounts
   receivable and deferred
   costs).................     657,631      403,052           --            --
                            ----------  -----------  ------------  ------------
      Total current
       assets.............   4,614,099    6,301,408     3,933,109     3,933,109
Fixed assets, net.........     819,261    1,650,828     1,975,036     1,975,036
Intangible assets, net....         --       505,938     1,196,031     1,196,031
Other assets..............      63,016       55,674       431,883       431,883
Assets of discontinued
 operations (fixed assets,
 net).....................     156,000          --            --            --
                            ----------  -----------  ------------  ------------
      Total assets........  $5,652,376  $ 8,513,848  $  7,536,059  $  7,536,059
                            ==========  ===========  ============  ============
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable........  $  387,527  $   574,006  $  1,058,524  $  1,058,524
  Accrued expenses........     234,945      414,239     1,016,217     1,016,217
  Deferred revenue........         --        89,389        45,155        45,155
  Other current
   liabilities............      13,698      462,790       123,850       123,850
  Liabilities of
   discontinued operations
   (accrued expenses and
   deferred revenue)......     663,171      443,527       229,132       229,132
                            ----------  -----------  ------------  ------------
      Total current
       liabilities........   1,299,341    1,983,951     2,472,878     2,472,878
  Other liabilities,
   including capital lease
   obligations............      93,858       85,311       106,560       106,560
                            ----------  -----------  ------------  ------------
      Total liabilities...   1,393,199    2,069,262     2,579,438     2,579,438

Commitments and
 contingencies

Stockholders' equity:
  Series A Convertible
   Preferred Stock, par
   value $.01 per share;
   1,000,000 shares
   authorized, 653,111
   shares issued and
   outstanding; with a
   liquidation preference
   of $6,768,772,
   $7,236,968 and
   $7,588,114 (unaudited)
   at December 31, 1996
   and 1997 and September
   30, 1998,
   respectively...........       6,531        6,531         6,531           --
  Series B Convertible
   Preferred Stock, par
   value $.01 per share;
   600,000 shares
   authorized, 598,086
   shares issued and
   outstanding; with a
   liquidation preference
   of $0, $10,349,998 and
   $10,874,998 (unaudited)
   at December 31, 1996
   and 1997 and September
   30, 1998,
   respectively...........         --         5,981         5,981           --
  Common stock, par value
   $.01 per share;
   21,750,000 shares
   authorized, (1996:
   18,000,000 shares
   authorized); 3,361,446
   (unaudited) shares
   issued and outstanding
   (1997 and 1996:
   2,925,000 shares),
   5,801,279 (unaudited)
   on a pro forma basis ..      29,250       29,250        33,615        58,013
  Additional paid in
   capital................   4,715,649   14,715,614    18,779,278    18,767,392
  Unearned compensation...         --           --       (283,763)     (283,763)
  Accumulated deficit.....    (492,253)  (8,312,790)  (13,585,021)  (13,585,021)
                            ----------  -----------  ------------  ------------
      Total stockholders'
       equity.............   4,259,177    6,444,586     4,956,621     4,956,621
                            ----------  -----------  ------------  ------------
      Total liabilities
       and stockholders'
       equity.............  $5,652,376  $ 8,513,848  $  7,536,059  $  7,536,059
                            ==========  ===========  ============  ============

   The accompanying notes are an integral part of these financial statements.

                                 EARTHWEB INC.

                            STATEMENTS OF OPERATIONS

                          ----------------------------------------------------------------------
                               YEAR ENDED DECEMBER 31,           NINE MONTHS ENDED SEPTEMBER 30,
                          ------------------------------------  --------------------------------
                                1995         1996         1997             1997             1998
                          ----------  -----------  -----------  ---------------  ---------------
                                                                          (UNAUDITED)
Revenues................  $      --   $   472,109  $ 1,135,141  $       786,233  $     1,918,384
Cost of revenues........         --       314,332    1,358,293          947,664        1,394,885
                          ----------  -----------  -----------  ---------------  ---------------
Gross profit (deficit)..         --       157,777     (223,152)        (161,431)         523,499
                          ----------  -----------  -----------  ---------------  ---------------
Operating expenses:
 Product development....      35,465       68,410    1,003,422          767,270          990,455
 Sales and marketing....         --       252,287    1,018,313          752,059        1,892,245
 General and
  administrative........     626,441    1,801,744    2,566,670        2,001,806        2,245,591
 Depreciation and
  amortization..........      41,651      100,859      892,600          338,669          787,460
                          ----------  -----------  -----------  ---------------  ---------------
    Total operating
     expenses...........     703,557    2,223,300    5,481,005        3,859,804        5,915,751
                          ----------  -----------  -----------  ---------------  ---------------
    Loss from
     operations.........    (703,557)  (2,065,523)  (5,704,157)      (4,021,235)      (5,392,252)
 Interest and other
  income, (expense)
  net...................        (880)      61,497      267,139          192,203          120,020
                          ----------  -----------  -----------  ---------------  ---------------
    Loss from continuing
     operations.........    (704,437)  (2,004,026)  (5,437,018)      (3,829,032)      (5,272,231)
                          ----------  -----------  -----------  ---------------  ---------------
 Discontinued
  operations:
  Income (loss) from
   discontinued
   operations...........      64,799      (42,255)  (2,142,934)      (1,179,833)             --
  Loss on disposal of
   discontinued
   operations...........         --           --      (240,585)             --               --
                          ----------  -----------  -----------  ---------------  ---------------
  Total income (loss)
   from discontinued
   operations...........      64,799      (42,255)  (2,383,519)      (1,179,833)             --
                          ----------  -----------  -----------  ---------------  ---------------
    Net loss............  $ (639,638) $(2,046,281) $(7,820,537) $    (5,008,865) $    (5,272,231)
                          ==========  ===========  ===========  ===============  ===============
Basic and diluted net
 loss per share from
 continuing operations..  $    (0.24) $     (0.69) $     (1.86) $         (1.31) $         (1.72)
Basic and diluted net
 income (loss) per share
 from discontinued
 operations.............        0.02        (0.01)       (0.81)           (0.40)             --
                          ----------  -----------  -----------  ---------------  ---------------
Basic and diluted net
 loss per share.........  $    (0.22) $     (0.70) $     (2.67) $         (1.71) $         (1.72)
                          ==========  ===========  ===========  ===============  ===============
Weighted average shares
 of common stock
 outstanding used in
 computing basic and
 diluted net loss per
 share..................   2,925,000    2,925,000    2,925,000        2,925,000        3,072,387
                          ==========  ===========  ===========  ===============  ===============
Pro forma basic and
 diluted net loss per
 share from continuing
 operations.............                           $     (1.13)                  $         (0.96)
Pro forma basic and
 diluted net loss per
 share from discontinued
 operations.............                           $     (0.50)                              --
                                                   -----------                   ---------------
Pro forma basic and
 diluted net loss per
 share..................                           $     (1.63)                  $         (0.96)
                                                   ===========                   ===============
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                             4,812,055                         5,513,819
                                                   ===========                   ===============


   The accompanying notes are an integral part of these financial statements.

                                 EARTHWEB INC.

                            STATEMENTS OF CASH FLOWS

                         -----------------------------------------------------------------
                                YEAR ENDED DECEMBER 31,       NINE MONTHS ENDED SEPT. 30,
                         -----------------------------------  ----------------------------
                              1995         1996         1997           1997           1998
                         ---------  -----------  -----------  -------------  -------------
                                                                      (UNAUDITED)
Cash flows from
 operating activities:
 Net loss............... $(639,638) $(2,046,281) $(7,820,537) $  (5,008,865) $  (5,272,231)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
  Depreciation and
   amortization.........    41,651      100,859      892,600        338,668        787,460
  Charge related to
   issuance of stock
   options..............       --           --         5,948          5,948         61,699
  Barter transaction....       --      (257,398)         --             --             --
  Reduction of members'
   receivable...........       --       114,389          --             --             --
  Deferred rent
   expense..............    26,400       64,395       (8,559)           --             --
  Allowance for doubtful
   accounts.............       --           --        10,505          8,005         18,155
  Reserve for
   discontinued
   operations...........       --           --       443,527            --             --
  Changes in operating
   assets and
   liabilities:
   Accounts receivable..       --      (101,179)    (285,287)      (220,989)      (408,761)
   Prepaid expenses and
    other current
    assets..............    (3,350)     (72,571)    (159,321)       (16,184)        (1,008)
   Other assets.........  (144,867)      12,330      (23,521)       (69,311)      (376,209)
   Accounts payable and
    accrued expenses....   115,211      462,963      375,795       (137,942)     1,082,706
   Deferred revenue.....       --           --        89,389         32,018        (44,234)
   Other liabilities....       --        68,852      (10,918)         1,113         21,249
   Discontinued
    operations..........   (59,323)     206,409     (235,526)       276,529        188,658
                         ---------  -----------  -----------  -------------  -------------
    Net cash used in
     operating
     activities.........  (663,916)  (1,447,232)  (6,725,905)    (4,791,011)    (3,942,516)
                         ---------  -----------  -----------  -------------  -------------
Cash flows from
 investing activities:
 Purchase of fixed
  assets................  (341,648)    (598,543)    (954,432)      (854,260)      (843,960)
 Acquisitions...........       --           --      (811,876)      (661,876)    (1,292,952)
 Restricted cash........       --           --      (512,000)      (887,000)       225,000
                         ---------  -----------  -----------  -------------  -------------
    Net cash used in
     investing
     activities.........  (341,648)    (598,543)  (2,278,308)    (2,403,136)    (1,911,912)
                         ---------  -----------  -----------  -------------  -------------
Cash flows from
 financing activities:
 Proceeds from bridge
  financing.............       --       500,000      500,000        500,000            --
 Proceeds from issuance
  of preferred stock,
  net...................       --     4,381,096    9,499,998      9,499,998            --
 Proceeds from issuance
  of common stock.......       --           --           --             --       3,722,567
 Contribution from
  members............... 1,891,511       58,100          --             --             --
                         ---------  -----------  -----------  -------------  -------------
    Net cash provided by
     financing
     activities......... 1,891,511    4,939,196    9,999,998      9,999,998      3,722,567
                         ---------  -----------  -----------  -------------  -------------
    Net increase
     (decrease) in cash
     for the period.....   885,947    2,893,421      995,785      2,805,851     (2,131,861)
Cash and cash
 equivalents, beginning
 of period..............       --       885,947    3,779,368      3,779,368      4,775,153
                         ---------  -----------  -----------  -------------  -------------
Cash and cash
 equivalents, end of
 period................. $ 885,947  $ 3,779,368  $ 4,775,153  $   6,585,219  $   2,643,292
                         =========  ===========  ===========  =============  =============

Supplemental disclosure of Non-Cash Investing and Financing Activities:

During 1996, the Company received $257,398 of equipment, in lieu of cash, in a transaction in which the Company recorded advertising revenue of the same amount.

During 1996, certain executives of the Company paid expenses on behalf of the Company, in the amount of $114,389, in exchange for the reduction of their members' receivable amounts

   The accompanying notes are an integral part of these financial statements.

                                 EARTHWEB INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                    -----------------------------------------------------------------------------------------------------
                                      CONVERTIBLE
                                    PREFERRED STOCK
                                   -----------------
                                    SERIES A AND B     COMMON STOCK
                                   ----------------- -----------------
                                                                        ADDITIONAL                RECEIVABLE
                         MEMBERS'                                          PAID IN      UNEARNED        FROM   ACCUMULATED
                    CONTRIBUTIONS     SHARES  AMOUNT    SHARES  AMOUNT     CAPITAL  COMPENSATION      MEMBER       DEFICIT
                    -------------  --------- ------- --------- ------- -----------  ------------  ----------  ------------
BALANCE AT JANUARY
 1, 1995
  Members'
   subscriptions..     $2,064,000
  Receivable from
   member.........                                                                                 $(172,489)
  Net loss........                                                                                            $   (639,638)
                       ----------  --------- ------- --------- ------- -----------     ---------   ---------  ------------
BALANCE AT
 DECEMBER 31,
 1995.............      2,064,000        --      --        --      --          --            --     (172,489)     (639,638)
  Payment of
   member
   receivable.....                                                                                    58,100
  Reduction of
   member
   receivable.....                                                                                   114,389
  Net loss for the
   period January
   1, 1996 to
   October 25,
   1996...........                                                                                              (1,554,028)
  Effect of
   reorganization
   (Note 1).......     (2,064,000)                   2,925,000 $29,250 $  (158,916)                              2,193,666
  Issuance of
   Series A
   convertible
   preferred
   stock..........                   604,288 $ 6,043                     4,375,053
  Conversion of
   promissory note
   for Series A
   convertible
   preferred
   stock..........                    48,823     488                       499,512
  Net loss for the
   period October
   26, 1996 to
   December 31,
   1996...........                                                                                                (492,253)
                       ----------  --------- ------- --------- ------- -----------     ---------   ---------  ------------
BALANCE AT
 DECEMBER 31,
 1996.............            --     653,111   6,531 2,925,000  29,250   4,715,649           --          --       (492,253)
  Issuance of
   Series B
   convertible
   preferred
   stock..........                   568,182   5,682                     9,494,316
  Conversion of
   promissory note
   for Series B
   convertible
   preferred
   stock..........                    29,904     299                       499,701
  Issuance of non-
   qualified stock
   options........                                                           5,948
  Net loss........                                                                                              (7,820,537)
                       ----------  --------- ------- --------- ------- -----------     ---------   ---------  ------------
BALANCE AT
 DECEMBER 31,
 1997.............            --   1,251,197  12,512 2,925,000  29,250  14,715,614           --          --     (8,312,790)
  Issuance of
   common stock
   (unaudited)....                                     433,965   4,340   3,714,410
  Exercise of
   options
   (unaudited)....                                       2,481      25       3,792
  Issuance of non-
   qualified stock
   options
   (unaudited)....                                                          41,430
  Issuance of
   stock options
   below deemed
   fair value for
   accounting
   purposes
   (unaudited)....                                                         304,032     $(304,032)
  Amortization of
   deferred
   compensation...                                                                        20,269
  Net loss
   (unaudited)....                                                                                              (5,272,231)
                       ----------  --------- ------- --------- ------- -----------     ---------   ---------  ------------
BALANCE AT
 SEPTEMBER 30,
 1998
 (UNAUDITED)......            --   1,251,197 $12,512 3,361,446 $33,615 $18,779,278     $(283,763)        --   $(13,585,021)
                       ==========  ========= ======= ========= ======= ===========     =========   =========  ============
                          TOTAL
                    -------------
BALANCE AT JANUARY
 1, 1995
  Members'
   subscriptions..  $ 2,064,000
  Receivable from
   member.........     (172,489)
  Net loss........     (639,638)
                    -------------
BALANCE AT
 DECEMBER 31,
 1995.............    1,251,873
  Payment of
   member
   receivable.....       58,100
  Reduction of
   member
   receivable.....      114,389
  Net loss for the
   period January
   1, 1996 to
   October 25,
   1996...........   (1,554,028)
  Effect of
   reorganization
   (Note 1).......          --
  Issuance of
   Series A
   convertible
   preferred
   stock..........    4,381,096
  Conversion of
   promissory note
   for Series A
   convertible
   preferred
   stock..........      500,000
  Net loss for the
   period October
   26, 1996 to
   December 31,
   1996...........     (492,253)
                    -------------
BALANCE AT
 DECEMBER 31,
 1996.............    4,259,177
  Issuance of
   Series B
   convertible
   preferred
   stock..........    9,499,998
  Conversion of
   promissory note
   for Series B
   convertible
   preferred
   stock..........      500,000
  Issuance of non-
   qualified stock
   options........        5,948
  Net loss........   (7,820,537)
                    -------------
BALANCE AT
 DECEMBER 31,
 1997.............    6,444,586
  Issuance of
   common stock
   (unaudited)....    3,718,750
  Exercise of
   options
   (unaudited)....        3,817
  Issuance of non-
   qualified stock
   options
   (unaudited)....       41,430
  Issuance of
   stock options
   below deemed
   fair value for
   accounting
   purposes
   (unaudited)....          --
  Amortization of
   deferred
   compensation...       20,269
  Net loss
   (unaudited)....   (5,272,231)
                    -------------
BALANCE AT
 SEPTEMBER 30,
 1998
 (UNAUDITED)......  $ 4,956,621
                    =============


   The accompanying notes are an integral part of these financial statements.

                                 EARTHWEB INC.

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY

 Organization

EarthWeb Inc. (the "Company") was incorporated in the State of New York on April 25, 1996 and subsequently reincorporated in the State of Delaware on June 17, 1997.

On October 25, 1996, all of the assets and liabilities of EarthWeb LLC were transferred, in a tax free conversion, to EarthWeb Inc., in exchange for the issuance of 2,925,000 shares of common stock of the Company. This transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling of interest.

EarthWeb LLC was originally incorporated in the State of New York on October 29, 1994 under the name IdentiNet, Inc.

 Business

The Company is a leading provider of Internet-based online services to the information technology ("IT") community worldwide.

During 1997, the Company announced its intention to restructure its business operations and dispose of its software products and professional services divisions. As of December 31, 1997, these divisions were in the process of being fully disposed and operations for the years ended December 31, 1995, 1996 and 1997 have been recorded as discontinued operations.

The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or raise additional financing through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financing to fund operations. During 1998, the Company has received additional financing of approximately $3,719,000. Management believes that its current funds will be sufficient to enable the Company to meet its planned expenditures through at least December 31, 1998. If anticipated operating results are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financial resources, if such resources were not available on terms acceptable to the Company. Should the need arise, the Company has received a commitment from a preferred stockholder to finance anticipated working capital deficiencies, if any, through September 30, 1999. In addition, should the need arise, the Company may request additional financing from a preferred stockholder to provide up to $11 million of additional equity financing, at previously negotiated terms. However, the preferred stockholder is under no obligation to provide such additional funding.

2. SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

 Revenue Recognition

The Company generates several types of revenue including the following:

 Advertising

Advertising revenues are derived from the sale of advertising space on the Company's various online services. Advertising revenues are recognized over the period in which the advertisements are displayed, provided that no significant Company obligations remain and collection of the receivable is reasonably as-sured. Company obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of the Company's online services over a specified period of time). To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the cor-responding revenues until the guaranteed impressions are achieved. For the years ended December 31, 1996 and 1997, advertising revenues represented ap-proximately 100% and 86% of revenues from continuing operations, respectively.

Revenues from barter transactions are recorded at the lower of the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given. Revenue from barter transactions (representing advertisements given) is recognized as income when advertisements are delivered on the Company's Web sites. Barter expense (representing advertisements received) is recognized when the Company's advertisements are run on other companies' Web sites, which is typically in the same period when the related barter revenue is recognized. For the years ended December 31, 1996 and 1997, barter transactions represented 55% and 16% of total revenues from continuing operations, respectively.

                                 EARTHWEB INC.

2. SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES--(CONTINUED)

 Online Product Sales

The Company has various agreements with product manufacturers where publications and software are sold on the Company's Web sites. The Company records the gross revenue earned and the related royalty due to the vendor as cost of revenues when the products are sent electronically to the customers and collectibility is probable. For the year ended December 31, 1997, revenues from the sale of products online approximated $64,000 and the related cost of sales was approximately $46,000.

 Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash that collateralizes certain letters of credit is recorded as restricted cash on the balance sheet (see Note 7).

 Concentration of Credit Risk

Substantially all of the Company's excess cash has been invested in highly liquid investments. The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral on accounts receivable. The Company maintains allowances for credit losses and such losses have been within management's expectations. The Company's services are provided to customers in several industries worldwide.

Accounts receivable are stated net of allowances for doubtful accounts of approximately $0 and $11,000 as of December 31, 1996 and 1997, respectively. At December 31, 1996, four customers accounted for 60% of the accounts receivable balance. At December 31, 1997, two customers accounted for 52% of the accounts receivable balance. For the year ended December 31, 1996, two customers accounted for 68% of revenues from continuing operations and for the year ended December 31, 1997, one customer accounted for 12% of revenues from continuing operations.

 Financial Instruments

The recorded amounts of financial instruments approximate their fair values.

 Fixed Assets

Depreciation of equipment, furniture and fixtures and computer software is provided for by the straight-line method over estimated useful life ranging from three to five years. Amortization of leasehold improvements is provided for over the lesser of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capitalized and repairs and maintenance costs are charged to operations in the periods incurred.

 Capitalized Software Development Costs

The Company has capitalized certain incurred software development costs in connection with its online services. The costs associated with research and development of such technology were expensed as incurred. Software development costs incurred subsequent to establishing technological feasibility have been capitalized. Technological feasibility is established upon the completion of a detailed program design (in the absence of any high risk issues or uncertainties). Capitalized software costs are being amortized over a period of two years. Maintenance costs incurred in connection with the software are being expensed as incurred. Capitalized software development costs, net, as of December 31, 1996 and 1997 were approximately $31,000 and $0, respectively.

 Intangible Assets

Intangible assets resulting from acquisitions of Web site assets are being amortized using the straight-line method over three years.

 Income Taxes

The Company recognizes deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial-statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse.

                                 EARTHWEB INC.

2. SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES--(CONTINUED)

The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation and amortization of intangible assets.

 Risks and Uncertainties

The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company's significant estimates include the useful lives of fixed assets and intangibles and the accounts receivable allowance for doubtful accounts.

 Long-Lived Assets

The carrying amount of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impairment. To date no such impairment has been indicated except as disclosed in Note 3. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows before interest. In the event of an impairment, a loss is recognized based on the amount by which the carrying amount exceeds fair value of the asset. Fair value is determined primarily using the anticipated cash flows before interest, discounted at a rate commensurate with the risk involved.

 Net Loss Per Share

In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is antidilutive. The pro forma net loss per share is computed by dividing the net loss by the sum of the weighted average number of shares of common stock and including the shares issued as a result of the assumed conversion of all outstanding shares of Convertible Preferred Stock. Net loss per share amounts for all periods have been restated to conform to SFAS No. 128 requirements.

 Unaudited Interim Financial Statements

The financial statements as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998 are unaudited but have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

                                 EARTHWEB INC.

2. SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES--(CONTINUED)

 Pro Forma Balance Sheet (Unaudited)

The pro forma September 30, 1998 balance sheet assumes the conversion of 653,111 shares of Series A Convertible Preferred Stock, and 598,086 shares of Series B Convertible Preferred Shares into 2,439,833 shares of Common Stock.

 Recent Accounting Pronouncements

In June 1997, FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 offers alternatives for presentation of disclosures required by the standard. The adoption of SFAS No. 130 will have no impact on the Company's results of operations, financial position or cash flows.

In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have an impact on the Company's results of operations, financial position or cash flows.

In February 1998, FASB issued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" ("SFAS No. 132"), which revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 132 is not expected to have an impact on the Company's results of operations, financial position or cash flows.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on the Company's capitalization policy.

In March 1998, AIPCA issued Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" ("SOP 98-4"). SOP 98-4 defers for one year the application of certain provisions of Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). Different informal and unauthoritative interpretations of certain provisions of SOP 97-2 have arisen and, as a result, the AICPA is deliberating amendments to SOP 97-2, so they can issue interpretations regarding the applicability and the method of application of those provisions. The adoption of SOP 97-2 has not had a material impact on the Company's results of operations, financial position or cash flows. However, due to the uncertainties related to the outcome of these amendments, the impact on the future financial results of the Company is not currently determinable.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on the Company's results of operations, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As the Company does not currently engage or plan to engage in derivative or hedging activities there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of this standard.

                                 EARTHWEB INC.

3. ACQUISITION--(CONTINUED)

In August 1997, the Company acquired certain assets related to the Java Applet Rating Service ("JARS") Web site. The total cost of the acquisition was $1,261,876 including legal and other professional costs. As of December 31, 1997 there is a payable of $450,000 related to this acquisition that is collateralized by a standby letter of credit agreement with a financial institution (see Note 7). The final payment was made in August 1998 (unaudited). The Company has also entered into a four year consulting agreement with the seller of JARS where the Company is obligated to pay a consulting fee of $180,000 per year.

The cost of the JARS acquisition was allocated to certain assets based upon their estimated fair values as follows:

       Intangible assets............................................. $1,011,876
       Capitalized software..........................................    230,000
       Fixed assets..................................................     20,000
                                                                      ----------
                                                                      $1,261,876
                                                                      ==========

On December 31, 1997, the Company recorded a charge of approximately $337,000 related to an impairment of the intangible assets acquired in the JARS acquisition to reflect the fair value of the remaining asset.

4. DISCONTINUED OPERATIONS

In November 1997, the Company formalized its plan to discontinue its professional services and software products divisions. Accordingly, operating results have been reclassified and reported in discontinued operations.

Operating results and assets and liabilities of the discontinued operations are as follows:

                          ------------ ----------------------------------  -------------------------------------
                          PROFESSIONAL PROFESSIONAL  SOFTWARE              PROFESSIONAL    SOFTWARE
                              SERVICES     SERVICES  PRODUCTS       TOTAL      SERVICES    PRODUCTS        TOTAL
                                  1995         1996      1996        1996          1997        1997         1997
                          ------------ ------------ ---------  ----------  ------------ -----------  -----------
Revenues................      $578,998   $1,059,329 $ 133,049  $1,192,378    $2,303,813 $   476,170  $ 2,779,983
Expenses (including loss
 from disposal).........       514,199      919,812   314,821   1,234,633     1,361,046   3,802,456    5,163,502
                              --------   ---------- ---------  ----------    ---------- -----------  -----------
Net income (loss).......      $ 64,799   $  139,517 $(181,772) $  (42,255)   $  942,767 $(3,326,286) $(2,383,519)
                              ========   ========== =========  ==========    ========== ===========  ===========

At December 31:

Accounts Receivable.....                 $  330,370 $     --   $  330,370    $  253,052 $   150,000  $   403,052
Deferred costs..........                    327,261       --      327,261           --          --           --
Fixed assets, net.......                    106,000    50,000     156,000           --          --           --
                                         ---------- ---------  ----------    ---------- -----------  -----------
Assets..................                    763,631    50,000     813,631       253,052     150,000      403,052
Accrued expenses........                        --        --          --        103,585     339,942      443,527
Deferred revenue........                    663,171       --      663,171           --          --           --
                                         ---------- ---------  ----------    ---------- -----------  -----------
Net assets..............                 $  100,460 $  50,000  $  150,460    $  149,467 $  (189,942) $   (40,475)
                                         ========== =========  ==========    ========== ===========  ===========

5. FIXED ASSETS

Property and equipment consist of the following:

                                        ---------------------------------------
                                        DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                                                1996         1997          1998
                                        ------------ ------------ -------------
                                                                    (UNAUDITED)
Computer equipment and software........     $581,638   $1,753,627    $2,134,416
Furniture and fixtures.................      232,478      321,818       499,425
Leasehold improvements.................      144,619      291,311       564,674
                                            --------   ----------    ----------
                                             958,735    2,366,756     3,198,515
  Less, accumulated depreciation and
   amortization........................      139,474      715,928    (1,223,479)
                                            --------   ----------    ----------
                                            $819,261   $1,650,828    $1,975,036
                                            ========   ==========    ==========

                                 EARTHWEB INC.

5. FIXED ASSETS--(CONTINUED)

Depreciation and amortization for the years ended December 31, 1995, 1996 and 1997 totaled approximately $42,000, $101,000 and $529,000, respectively.

6. COMMITMENTS AND CONTINGENCIES

 Leases:

The Company leases office space in New York, under non-cancelable operating leases expiring at various dates through January 2008. In addition, the Company is a lessee, under several capital lease agreements with third parties, for certain equipment. Future minimum lease payments under non-cancelable operating and capital leases as of December 31, 1997 are as follows:

                                                           OPERATING    CAPITAL
                                                              LEASES     LEASES
                                                         ----------- ----------
1998.................................................... $   744,000 $   15,161
1999....................................................   1,018,000     12,541
2000....................................................     961,000      4,700
2001....................................................     859,000        --
2002 and Thereafter.....................................   4,839,000        --
                                                         ----------- ----------
Total................................................... $ 8,421,000     32,402
                                                         ===========
Less: Amounts attributable to interest..................                  3,737
                                                                     ----------
Present value of net minimum lease payments.............                 28,665
Less: Current portion...................................                 11,625
                                                                     ----------
Long-term portion.......................................             $   17,040
                                                                     ==========

Rent expense was approximately $79,000, $183,000 and $278,000, for the years ended December 31, 1995, 1996 and 1997, respectively. The cost of equipment under capital lease included in property and equipment was approximately $35,000 and $44,000 at December 31, 1996 and 1997, respectively.

7. FINANCING

As of December 31, 1997, the Company has the following standby letters of credit:

 $287,000 -- to collateralize its principal facility lease agreement. Such standby letter of credit is collateralized by restricted cash.
 $450,000 -- to collateralize the future payments related to the JARS
             acquisition. Such standby letter of credit is   collateralized by
             restricted cash, accounts receivable and certain intangible assets.

On June 2, 1997, the Company entered into a convertible promissory note agreement whereby the Company received a $500,000 loan, payable upon demand. The promissory note was converted into 29,904 shares of the Company's newly issued Series B Convertible Preferred Stock on June 24, 1997.

During August 1996, the Company entered into a convertible promissory note agreement whereby the Company received a $500,000 loan, payable upon demand. The promissory note was converted into 48,823 shares of the Company's newly issued Series A Convertible Preferred Stock on October 25, 1996.

8. CAPITAL STOCK

At December 31, 1997, the authorized capital stock of the Company consists of 21,750,000 shares of Common Stock, 2,750,000 shares of Convertible Preferred Stock consisting of 1,000,000 shares of Series A, 600,000 shares of Series B

                                 EARTHWEB INC.

8. CAPITAL STOCK--(CONTINUED)

and 1,150,000 shares of Series C. The authorized capital stock and the related par values were adjusted as part of the Company's incorporation in the state of Delaware on June 17, 1997 (see Note 1). During 1997, the Company's Board of Directors approved a three-for-one Common Stock split. Shareholders of record in November 1997 received two additional shares for each share held. All references to the number of shares of common stock have been retroactively restated in the financial statements to reflect the effect of the three-for-one split.

 Preferred Stock

On October 25, 1996, the Company issued 653,111 shares of Series A Convertible Preferred Stock ("Series A") through a private placement, in consideration of net proceeds to the Company of $4,881,096, inclusive of the conversion of a $500,000 promissory note.

In June 1997, the Company issued 598,086 shares of Series B Convertible Preferred Stock ("Series B") through a private placement, in consideration of net proceeds of $9,999,998, inclusive of the conversion of a $500,000 promissory note.

The holders of the Convertible Preferred Stock are entitled to receive cumulative dividends at specified rates, as defined. Such dividends are payable only when declared by the Board of Directors or upon a liquidation event, as defined, other than a mandatory conversion. In the event of any liquidation, the holders of preferred stock have a liquidation preference over holders of common stock. Such preference is equal to the cost basis of the respective class of preferred stock, plus any cumulative unpaid dividends. At December 31, 1996 and 1997 cumulative dividends in arrears amounted to approximately $80,000 and $898,000, respectively.

All classes of preferred stock are convertible to common stock at prices and at times subject to the provisions set forth in the Company's restated Certificate of Incorporation. In the event of a public offering of the Company's shares with net proceeds to the Company of at least $15 million and an offering price per share determined by the applicable rates as defined in the Company's re-stated Certificate of Incorporation, the preferred stock will be automatically converted into common stock at the conversion rates, as defined. Preferred stockholders are entitled to voting rights equal to the number of shares of common stock into which the preferred stock is convertible.

 Stock Option Plan

During October 1996, the Company adopted the 1996 Stock Option Plan (the "Plan") under which incentive stock options or non-qualified stock options to purchase common stock may be granted to eligible employees. A summary of the status of the Company's plan, as amended, is presented below:

                                                         -----------------------
                                                                        WEIGHTED
                                                                         AVERAGE
                                                           OPTION       EXERCISE
                                                           SHARES          PRICE
                                                         --------  -------------
Options outstanding at December 31, 1996
Opening balance........................................       --
Granted................................................    95,017  $        1.54
Granted................................................   123,953           3.08
Exercised..............................................       --             --
Forfeited..............................................   (17,481)          1.54
                                                         --------
Options outstanding at December 31, 1997...............   201,489           2.49
Granted (unaudited)....................................   271,622    3.08 - 3.23
Granted (unaudited)....................................    10,342           8.57
Granted (unaudited)....................................    55,575  10.00 - 11.54
Exercised (unaudited)..................................    (2,481)          1.54
Forfeited (unaudited)..................................   (59,680)          2.40
                                                         --------
Options outstanding at September 30, 1998 (unaudited)..   476,867           3.97
                                                         ========
Options exercisable at December 31, 1997...............       --
Options exercisable at September 30, 1998 (unaudited)..    27,560
Weighted average fair value of options granted during
 1997..................................................  $   0.75

                                 EARTHWEB INC.

8. CAPITAL STOCK--(CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 1997:

                                                --------------------------------
                                                       OPTIONS OUTSTANDING
                                                --------------------------------
                                                               WEIGHTED
                                                                AVERAGE WEIGHTED
                                                              REMAINING  AVERAGE
   RANGE OF                                          SHARES CONTRACTUAL EXERCISE
   EXERCISE PRICES                              OUTSTANDING        LIFE    PRICE
   ---------------                              ----------- ----------- --------
   $1.54.......................................      77,536   6.2 years    $1.54
   $3.08.......................................     123,953   6.8 years    $3.08

Options generally vest over a period of four years, however, 15% of all unvested options automatically vest at the date of an initial public offering of the Company's stock in which the Company receives net proceeds of at least $10 million. At December 31, 1997, the Company had reserved 646,857 shares of common stock for the exercise of options.

The option plan also provides for the issuance of stock appreciation rights and restricted stock awards under which shares of common stock may be issued to eligible employees. No such awards have been made.

Stock-Based Compensation:

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock-Issued to Employees" and related interpretations in accounting for its stock option issuances. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation cost for the Company's stock options issued at the fair value of the Company's stock been determined based on the fair value of the stock options at the grant date for awards in 1997 consistent with the provisions of SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below.

                                                                   ------------
                                                                   DECEMBER 31,
                                                                           1997
                                                                   ------------
   Net loss--as reported.......................................... $(7,820,537)
   Net loss--pro forma............................................ $(7,860,720)
   Basic net loss per share--as reported.......................... $     (2.67)
   Basic net loss per share--pro forma............................ $     (2.69)

The fair value of each option grant is estimated on the date of the grant using the "Black-Scholes option-pricing model" with the following weighted average assumptions used for grants for the year ended December 31, 1997; zero dividend yield; no volatility; a weighted average risk-free interest rate of 6.90%; and expected lives of 5 years.

During the nine months ended September 30, 1998, the Company issued stock options with strike prices below the then fair market value and as a result recorded deferred compensation of approximately $304,000 (unaudited). Deferred compensation is amortized over the four year vesting period of the options. As of September 30, 1998, compensation cost of approximately $20,000 (unaudited) has been recognized.

9. INCOME TAXES

The components of the net deferred tax asset as of December 31, 1996 and 1997 consists of the following:

                                                        ----------------------
                                                             1996         1997
                                                        ---------  -----------
   Operating loss carryforward......................... $ 221,513  $ 3,325,050
   Depreciation of fixed assets and amortization of
    intangibles........................................   (37,464)     254,250
                                                        ---------  -----------
   Net deferred tax asset..............................   184,049    3,579,300
   Less, Valuation allowance...........................  (184,049)  (3,579,300)
                                                        ---------  -----------
   Deferred tax asset.................................. $      --  $        --
                                                        =========  ===========

The difference between the Company's U.S. federal statutory rate of 35%, as well as its state and local rate, net of a federal benefit of 7%, when compared to its effective rate of 0% is principally comprised of its valuation allowance.

As of December 31, 1997, the Company has a net operating loss carryforward for Federal income tax purposes of approximately $7,389,000. The carryforward will expire in 2012 if not used. The net deferred tax asset has been fully reserved due to the uncertainty of the Company's ability to realize this asset in the future.

                                 EARTHWEB INC.

10. EMPLOYEE SAVINGS PLAN

The Company has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. For the year ended December 31, 1997, the Company did not contribute to the Savings Plan.

11. SUBSEQUENT EVENTS (UNAUDITED)

 Acquisitions

During the nine months ended September 30, 1998, the Company has purchased three Web sites. In February 1998, the Company acquired the companion Web sites htmlgoodies.com and javagoodies.com. In April 1998, the Company acquired intranetjournal.com. In May 1998, the Company acquired javascripts.com. The aggregate cost of these Web site acquisitions totaled approximately $370,000, approximately $168,000 of which is payable over the next 33 months.

In July 1998, the Company acquired substantially all of the assets and properties of the Web site, datamation.com. In conjunction with the acquisition, the Company also licensed on a non-exclusive, fully paid basis from the seller, the right to use certain customer lists for the purposes of marketing the Company's products and services. The total cost of the acquisition and license was approximately $600,000, subject to certain purchase price adjustments, as defined in the acquisition agreement.

 Common Stock Issuance

In June 1998, the Company issued 433,965 shares of Common Stock to EarthWeb LLC through a private placement, in consideration of net proceeds of $3,718,750.

 Initial Public Offering

As of July 31 1998, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for the purpose of the initial public offering of the Company's common stock. Upon the completion of the Offering 653,111 shares of the Company's Series A Preferred Stock and 598,086 shares of Series B Preferred Stock will be converted into 2,439,833 shares of Common Stock, and all such outstanding shares of Preferred Stock will be cancelled and retired. Upon the conversion of the Preferred Stock, all rights to accrued and unpaid dividends are waived.

 Reverse Stock Split

On November 4, 1998, the Company authorized and implemented a 0.65 for 1 reverse stock split. The share information in the accompanying financial statements has been retroactively restated to reflect the effect of this reverse stock split.

 Stock Option Plan

As of November 4, 1998 the Company authorized its 1998 Stock Incentive Plan and increased the number of shares reserved for issuance under this plan and the 1996 Stock Option Plan common stock from 646,857 to 795,000.

[INSIDE BACK COVER]

[Text: EarthWeb Meeting the Needs of the IT Community]

[Photographs of: David Mathison, Vice President, Technical Development, Reuters New Media; Praveen Maryala, Software Engineer, AT&T; James Rose, Director of Worldwide Advertising, IBM Software Group; Marianne Mason, Specialist-- Intranet-Webmaster, Bell Atlantic; Chris Cooper, CEO, Quote.com; Koen Van Exem, General Manager, DIPU; and Reg Hingley, Senior Systems Engineer, Compaq Canada]

       [Quotes attributed to each of the foregoing persons, respectively]

      "Reuters America had a business need to find specialized content replication software for our Planet Reuters site.
      We searched developer.com to find the technologies we needed. Thanks to developer.com, we've now got one of the most powerful syndication systems on the Web. We applaud developer.com for providing such a useful service."
                                                      --IT Executive

      "I think developer.com is the only Internet site made for developers like me, giving all the latest information that we need in one place."
                                                   --IT Professional

      "The launch of IBM's VisualAge for Java professional software development tools relied much more heavily on the Web than most product launches. Of all the IT-focused websites used in the ad campaign, developer.com's Gamelan
      Java directory was clearly the most effective in terms of cost per click. Developer.com was a major contributor to the success of the launch."
                                                     --IT Advertiser

      "Developer.com really saves me time by having so many excellent resources available in one place. It is bookmarked on my browser and is one of the few sites that I use regularly."
                                                   --IT Professional

      "Offering the most innovative products has been a significant factor in maintaining Quote.com's position as the leading provider of quality financial services for the Internet community. Developer.com has consistently proved to be one of the most useful online resources for implementing these services by providing examples for new product ideas and the tools for their creation."
                                                      --IT Executive

      "Developer direct is a one-stop shop so we, as developers, can focus more on our products, while developer direct takes extra care at the customer's side.
      With developer direct, EarthWeb has the right channel to give developers exactly what they want, namely direct access to developer tools."
                                                         --IT Vendor

      "Datamation has just the right blend of business sense and technical detail for me to use in my job. I am a Senior Systems Engineer for Compaq Canada, and in the course of a year, I talk to many people who ask for views on the industry and its direction. Datamation helps me keep in touch with what is happening, without bogging me down in technical details or wishful fantasies."
                                                   --IT Professional

                            [LOGO OF EARTHWEB INC.]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses to be borne by the registrant, other than underwriting discount, in connection with the issuance and distribution of the Common Stock hereunder:

                                                                  -------------
       ITEM                                                              AMOUNT
       ----                                                       -------------
       SEC registration fee...................................... $   10,177.50
       NASD filing fee...........................................      3,950.00
       Nasdaq National Market Listing Fees.......................     64,375.00
       Accounting fees and expenses..............................    156,000.00
       Legal fees and expenses...................................    350,000.00
       Printing costs............................................    200,000.00
       Blue sky fees and expenses................................      5,000.00
       Miscellaneous.............................................    421,497.50
                                                                  -------------
         Total................................................... $1,200,000.00
                                                                  =============

      -------
      * Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") provides that directors and officers of Delaware corporations may, under certain circumstances, be indemnified against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 also provides that directors and officers may also be indemnified against expenses (including attorneys' fees) incurred by them in connection with a derivative suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

The Company has implemented such indemnification provisions in its Amended and Restated Certificate of Incorporation which provides that officers and directors shall be entitled to be indemnified by the Company to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or proceeding by reason of the fact that he or she is or was an officer or director of the Company.

The above discussion of the Company's Amended and Restated Certificate of Incorporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Amended and Restated Certificate of Incorporation and statutes.

The Company has agreed to indemnify the Underwriters and their controlling persons, and the Underwriters have agreed to indemnify the Company and its controlling persons, including directors and executive officers of the Company, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the Exhibits hereto.

For information regard the Company's undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On October 25, 1996, the Company issued (i) 2,925,000 shares of its Common Stock to EarthWeb LLC in exchange for substantially all the assets and liabilities of EarthWeb LLC and (ii) 653,111 shares of its Series A Preferred Stock to Warburg, Pincus Ventures, L.P. ("Warburg") for an aggregate purchase price of $6.7 million. On June 23, 1997, the Company issued 598,086 shares of its Series B Preferred Stock to Warburg for an aggregate purchase price of $10.0 million. In June 1998, the Company issued 433,965 shares of its Common Stock to EarthWeb LLC for an aggregate purchase price of $3.7 million. Exemption from registration for the transactions described above was claimed pursuant to Section 4(2) of the Securities Act of 1933, as amended, regarding transactions by the issuer not involving a public offering, in that these transactions were made, without general solicitation or advertising, to sophisticated investors with access to all relevant information necessary to evaluate these investments and who represented to the Registrant that the shares were being acquired for investment. Additionally, since February 1997, the Registrant has granted stock options to certain of its employees and consultants pursuant to its 1996 Amended and Restated Stock Plan. Such grants were made in reliance on Rule 701 promulgated under the Securities Act. As of November 9, 1998, the Registrant had granted options to purchase 500,592 shares of Common Stock to employees and consultants pursuant to the 1996 Amended and Restated Stock Option Plan.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
     1       Form of Underwriting Agreement*
     3.1     Form of Amended and Restated Certificate of Incorporation*
     3.2     Form of Amended and Restated By-laws*
     4.1     Amended and Restated Shareholders Agreement dated as of June 24,
             1997 among the Registrant, EarthWeb LLC, GNP, Warburg, Jack D.
             Hidary, Murray Hidary and Nova Spivack*
     4.2     Specimen Common Stock Certificate of Registrant*
     4.3     Registration Rights Agreement dated as of October 25, 1996 by and between the Registrant, Warburg, EarthWeb LLC and GNP*
     5       Opinion of Morrison & Foerster LLP*
     9       Form of Voting Trust Agreement, as amended*
    10.1     1996 Amended and Restated Stock Plan, as amended*
    10.2     Employment Agreement dated January 1, 1995 between GNP (formerly
             EarthWeb Ltd.) and Jack D. Hidary*
    10.3     Employment Agreement dated January 1, 1995 between GNP (formerly
             EarthWeb Ltd.) and Murray Hidary*
    10.4     Employment Agreement dated November 4, 1996 between the Registrant and Irene Math*
    10.5     Employment Agreement dated November 3, 1997 between the Registrant and William Gollan*
    10.6     Consulting Agreement dated as of August 1, 1998 between the
             Registrant and Nova Spivack*
    10.7     Intercompany Services Agreement dated October 25, 1996 among the
             Registrant, EarthWeb LLC, GNP (formerly EarthWeb Ltd.), Jack D.
             Hidary, Murray Hidary and Nova Spivack, as amended*
    10.8     Lease Agreement dated April 28, 1995 between 3 Park Avenue Co. and
             MJN Enterprises, Inc., as amended*
    10.9     Form of 1998 Stock Incentive Plan*
    10.10    Form 1998 Employee Stock Purchase Plan*
    23.1     Consent of PricewaterhouseCoopers LLP
    23.2     Consent of Morrison & Foerster LLP (set forth in Exhibit 5)*
    23.3     Consent of Jupiter Communications*
    23.4     Consent of Forrester Research, Inc.*
    23.5     Consent of International Data Corporation*
    23.6     Consent of Koen Van Exem*
    23.7     Consent of Chris Cooper*
    23.8     Consent of David Mathison*
    23.9     Consent of Praveen Maryala*
    23.10    Consent of James Rose*
    23.11    Consent of Marianne Mason*
    23.12    Consent of Reg Hingley*
    24       Powers of Attorney*
    27       Financial Data Schedule*

-------
*Previously filed.

ITEM 17. UNDERTAKINGS.

The Registrant hereby undertakes the following:

  (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 5 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON NOVEMBER 10, 1998.

                                       EarthWeb Inc.

                                                   /s/ Jack D. Hidary
                                       By: ____________________________________
                                                    JACK D. HIDARY,
                                         President and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 5 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED BELOW.

         NAME AND SIGNATURES                     TITLE                   DATE
         -------------------                     -----                   ----
          /s/ Jack D. Hidary           President, Chief Executive  November 10, 1998
______________________________________  Officer and Director
            JACK D. HIDARY

          /s/ Murray Hidary*           Executive Vice President,   November 10, 1998
______________________________________  Secretary, Treasurer and
            MURRAY HIDARY               Director

          /s/ Nova Spivack*            Director                    November 10, 1998
______________________________________
             NOVA SPIVACK

          /s/ Henry Kressel*           Director                    November 10, 1998
______________________________________
            HENRY KRESSEL

           /s/ Cary Davis*             Director                    November 10, 1998
______________________________________
              CARY DAVIS

           /s/ Irene Math*             Vice President, Finance     November 10, 1998
______________________________________  (Principal Financial and
              IRENE MATH                Accounting Officer)

          /s/ Jack D. Hidary
*By: _________________________________
            JACK D. HIDARY
           Attorney-in-fact

                                 EXHIBIT INDEX

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 EXHIBIT NO.DESCRIPTION                                                    PAGE
 ----------------------                                                    ----
     1       Form of Underwriting Agreement*
     3.1     Form of Amended and Restated Certificate of Incorporation*
     3.2     Form of Amended and Restated By-laws*
     4.1     Amended and Restated Shareholders Agreement dated as of
             June 24, 1997 among the Registrant, EarthWeb LLC, GNP,
             Warburg, Jack D. Hidary, Murray Hidary and Nova Spivack*
     4.2     Specimen Common Stock Certificate of Registrant*
     4.3     Registration Rights Agreement dated as of October 25, 1996 by and between the Registrant, Warburg, EarthWeb LLC and
             GNP*
     5       Opinion of Morrison & Foerster LLP*
     9       Form of Voting Trust Agreement, as amended*
    10.1     1996 Amended and Restated Stock Plan, as amended*
    10.2     Employment Agreement dated January 1, 1995 between GNP
             (formerly EarthWeb Ltd.) and Jack D. Hidary*
    10.3     Employment Agreement dated January 1, 1995 between GNP
             (formerly EarthWeb Ltd.) and Murray Hidary*
    10.4     Employment Agreement dated November 4, 1996 between the
             Registrant and Irene Math*
    10.5     Employment Agreement dated November 3, 1997 between the
             Registrant and William Gollan*
    10.6     Consulting Agreement dated as of August 1, 1998 between the
             Registrant and Nova Spivack*
    10.7     Intercompany Services Agreement dated October 25, 1996
             among the Registrant, EarthWeb LLC, GNP (formerly EarthWeb
             Ltd.), Jack D. Hidary, Murray Hidary and Nova Spivack, as
             amended*
    10.8     Lease Agreement dated April 28, 1995 between 3 Park Avenue
             Co. and MJN Enterprises, Inc., as amended*
    10.9     Form of 1998 Stock Incentive Plan*
    10.10    Form of 1998 Employee Stock Purchase Plan*
    23.1     Consent of PricewaterhouseCoopers LLP
    23.2     Consent of Morrison & Foerster LLP (set forth in Exhibit 5)*
    23.3     Consent of Jupiter Communications*
    23.4     Consent of Forrester Research, Inc.*
    23.5     Consent of International Data Corporation*
    23.6     Consent of Koen Van Exem*
    23.7     Consent of Chris Cooper*
    23.8     Consent of David Mathison*
    23.9     Consent of Praveen Maryala*
    23.10    Consent of James Rose*
    23.11    Consent of Marianne Mason*
    23.12    Consent of Reg Hingley*
    24       Powers of Attorney*
    27       Financial Data Schedule*

-------
* Previously filed.